Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

MANAGEMENT PROPOSAL

ANNUAL SHAREHOLDERS’ MEETING (AGM)
HELD ON APRIL 18, 2019

CONTENTS

I — Management Report	3

II — Information on matters subject to resolution	5

III — Comments from Officers (Section 10 - CVM Instruction No. 480)	8

IV - Allocation of Net Income (Exhibits 9-1-II - CVM Instruction No. 481)	45

V - Remuneration of the Management (Section 13 - CVM Instruction no. 480)	50

The above items are an integral part hereof (“Management Proposal” or “Proposal”) and comply with the provisions set forth in CVM Instruction No. 481/09, as amended.

I — Management Report

The year 2018 represents an important milestone in the history of Suzano, the company resulting from the integration of Suzano Pulp & Paper and Fibria Celulose. Concluded on January 14, 2019, the combination of two successful and globally relevant companies effectively creates opportunities to build a future with even greater capacity to create value and to share these accomplishments with all our related parties.

The combination, announced in March 2018, became part of the organization’s day-to-day routine throughout the year. The process of approval by the shareholders of both companies and by local and international regulatory agencies began soon after the announcement and was concluded in late November 2018, which enabled the combination of shareholdings to be consummated in January 2019.

Meanwhile, the company’s team and structure were prepared for this new phase. Internal processes and controls are being adjusted to comply with the Sarbanes-Oxley Act (SOX), since our ADSs will be traded on the New York Stock Exchange (NYSE), which represents another important milestone for the company.

The efforts to prepare the new company were made in parallel with various challenges and accomplishments. The year 2018 was marked by high volatility in the local exchange rate and a positive and stable scenario for pulp prices in international markets, despite the uncertainty regarding the recovery of the Brazilian economy and the worsening of this situation by the nationwide truck drivers’ strike in May.

In view of this scenario, Suzano remained focused on its strategy and on delivering robust results. This effort was recognized by the market with the various accolades garnered by Suzano, such as Valor Company 2018, the highest honor conferred by the newspaper Valor Econômico, as well as figuring on the lists of the Best Companies to Work For and Best Companies for Launching a Career, both from the magazine Você S/A, and of the world’s best employers, based on the survey Global 2000 — World’s Best Employers conducted by Forbes magazine.

There were many other achievements. Over the last year, for example, Suzano concluded the acquisition of Facepa and invested over R$1 billion in the acquisition of approximately 30,000 hectares of land and forests in São Paulo state. The company was the winner of the auction of ports in Maranhão state, announced the toilet paper brands Mimmo® and Max Pure®, and launched Bluecup® and Bluecup Bio®, the first paperboard for cups that is 100% biodegradable and compostable, made from renewable resources and produced in Brazil.

Suzano also delivered record-high Adjusted EBITDA (R$6.8 billion) and Operational Cash Generation (R$5.4 billion) in 2018, and created an effective funding structure to support the combination with Fibria that involved issuing bonds, debentures, export credit notes and farm product bonds. On January 14, 2019, the merger was concluded with the payment of R$27.8 billion to the shareholders of Fibria, which became shareholders of Suzano with the conversion of one (1) Fibria share into 0.4613 Suzano share plus a cash portion of R$50.20.

With the combination of the two companies, Suzano is transformed into an even more competitive and robust company for making investments that improve its services and for blazing new paths based on the sustainable use of natural resources.

Always caring for the environment and for people, the company is aware that the size of its responsibility is proportional to its geographic footprint and to the scale of its operations as the world’s leading producer of eucalyptus pulp and Latin America’s leading producer of printing & writing paper.

Suzano now embarks on its journey to build a better future, for which it relies on its more than 37,000 direct and indirect employees, who are people that inspire and transform each day and, like the entire organization, understand that it’s only good for Suzano if it’s good for the world.

This new phase begins with the company’s drive to always be at the forefront and to adopt Innovation as a path for building and sharing its achievements, always with an eye on long-term goals and on the organization’s perpetuity. In the short term, the Company will remain concentrated on its structural competitiveness, which was further strengthened by the combination of the two companies.

The Management

II — Information on matters subject to resolution

Dear shareholders:

The Management of Suzano Papel e Celulose S.A. (“Company” or “Suzano”) hereby submits to the Shareholders the following proposals subject to resolution at the Annual Shareholders’ Meeting to be held on April 18, 2019.

Verify Management’s accounts, examine, discuss and vote the Company’s financial statements for the fiscal year ended December 31, 2018, and analyze management report for the same year.

The Management Report and the Company’s individual and consolidated Financial Statements and related Explanatory Notes, all for the fiscal year ended December 31, 2018, together with the independent auditor’s report and the Audit Committee’s opinion, are available on the Company’s website www.suzano.com.br/ri and at on website of the Brazilian Securities and Exchange Commission (“CVM”) www.cvm.gov.br, and received opinions from the Company’s Board of Directors and Audit Committee in favor of their approval, as per the meetings of the bodies, both of which were held on February 7, 2018.

The other information and Management comment’s on the Company’s financial condition in accordance with Section 10 of the Reference Form and CVM Instruction No. 481/09, as amended (“ICVM 481”), are included herein pursuant to item III below.

Decide on the allocation of net income for the fiscal year ended December 31, 2018 and on the distribution of dividends

Net income of three hundred eighteen million, three hundred thirty-eight thousand, seven hundred ninety-seven reais and eighty-nine centavos (R$318,338,797.89) was assessed for the fiscal year ended December 31, 2018, as disclosed in the Company’s Financial Statements, audited by PricewaterhouseCoopers Auditores Independentes, with the Company’s Management Proposal for its allocation as follows:

(i)                 fifteen million, nine hundred sixteen thousand, nine hundred thirty-nine reais and eighty-nine centavos (R$15,916,939.89) to constitute the Legal Reserve pursuant to art. 193, paragraphs 1 and 2 of Brazilian Corporation Law;

(ii)              two hundred eighty-eight million, five hundred fifty-eight thousand, sixty-six reais ninety-seven centavos (R$288,558,066.97) to constitute the Tax Incentive Reserve pursuant to art. 195-A of Brazilian Corporation Law.

(iii)           three million, four hundred sixty-five thousand, nine hundred forty-seven reais and seventy-six centavos (R$3,465,947.76) for payment of the mandatory minimum dividends;

(iv)           sixty-eight million, four hundred twenty-four thousand, four hundred eighty-six reais and ninety centavos (R$68,424,486.90) related to the realization, through the depreciation and/or write-off of property, plant and equipment items, of the deemed cost of certain assets upon first-time adoption of International Financial Reporting Standards (IFRS), for absorption by the item Equity Valuation Adjustment;

(v)             sixty-six thousand, three hundred eighty-nine reais and sixty-six cents (R$66,389.66) related to expired dividends, which were transferred from current liabilities to the item Retained Earnings for the fiscal year, and added to the remaining profit for the year for purposes of constituting the statutory earnings reserves pursuant to art. 287, item I, sub-item “a” of Federal Law 6,404/1976, as amended (“Brazilian Corporation Law”);

(vi)          seventy million, nine hundred forty thousand, ninety-seven reais and fifteen centavos (R$70,940,097.15) to constitute the Reserve for Capital Increase pursuant to article 26, sub-item (d), of the Company’s Bylaws; and

(vii)       seven million, eight hundred eighty-two thousand, two hundred thirty-three reais and two centavos (R$7,882,233.02) to constitute the Statutory Special Reserve in accordance with article 26, item (d), of the Company’s Bylaws.

In addition, the Company’s management proposes the distribution of five hundred ninety-six million, five hundred thirty-four thousand, fifty-two reais and twenty-four centavos (R$596,534,052.24) in the form of complementary dividends attributed to the balance of Profit Reserve for Capital Increase, also considering the allocation referred to in item (vi) above.

Set the overall annual compensation of the Company’s Management and Audit Committee

The Company’s Shareholders gathered at the Annual Shareholders’ Meeting may approve the overall annual amount of up to one hundred million reais (R$150,000,000.00) as Management compensation (Board of Directors and Executive Board) and Company’s Audit Committee compensation, subject to the prevailing legislation and the Company’s Bylaws.

The proposed amount includes: (a) up to twenty-three million, five hundred thousand reais (R$23,500,000.00) corresponding to the fixed and variable compensation of the members of the Board of Directors; (b) up to one hundred and twenty-five million reais (R$125,000,000.00) corresponding to the fixed and variable compensation of the members of the Executive Board; (c) up to one million and five hundred thousand reais (R$1,500,000.00) corresponding to the fixed compensation of the members of the Audit Committee; and (d) the amounts corresponding to taxes and charges accruing on the compensation and which are liable to the Company and, also, benefits of any nature that are included in such amounts.

The variable compensation corresponds to the bonus and long-term incentive, which payment is related to the attainment of preset goals, based on the Company’s performance. Accordingly, the payment of the variable compensation is contingent on and proportional to the partial or full attainment of the preset goals, and it may also not be due, in case the goals in question are not attained.

The compensation practices adopted by the Company for definition of the compensation assess the external environment and compare, on an annual basis, its salary range with reference markets comprised of competitors in the segments where it operates, Brazilian multinational companies, publicly held companies or companies with compensation strategy similar to that of the Company, including relying on researches from specialized consulting firms.

The compensation of the Company’s Management aims to align the executives with the shareholders’ objectives and the Company’s sustainability, as well as to consider Management’s responsibilities, the time dedicated to functions, competence, professional reputation and the price of its services in the market.

It must be pointed out that the overall annual amount proposed above refers to the maximum aggregate amount that may be spent by the Company on the compensation of its management in the period between April 2019 and March 2020.

For more information on this matter, please see the document in item V hereof, pursuant to Section 13 of the Reference Form and ICVM 481.

To inform the change of a newspaper in which the Company will publish its disclosures

The Management of the Company informs the change of one of the newspapers used to publish its disclosures and documents in accordance with the law, so that such disclosures and documents will cease to be published in “Valor Econômico” newspaper and will become to be published in “O Estado de S. Paulo (Estadão)” newspaper. This change will come into force after the publication of the minutes of this Annual General Meeting which shall still occur on the newspapers currently used by the Company, including “Valor Econômico”.

The publications of the Company on the other newspapers (Diário Oficial do Estado da Bahia and “A Tarde”) remain unchanged.

III — Comments from Officers (Section 10 - CVM Instruction No. 480)

10.1. Officers should comment on:

a)             General Financial and Equity Conditions.

The Board of Executive Officers believes that the Company has sufficient financial and equity conditions to meet its short and medium term obligations. The Company has focused its efforts on finding lines with longer terms and more competitive costs.

In the fiscal years ended in 2018, 2017 and 2016, the Company recorded net income of BRL 318.4 million, BRL 1,807.4 million and BRL 1,692 million, respectively. Changes in the Company’s results in 2018 are mainly due to:

(i) an increase in financial expenses of BRL 3,904.3 million, (ii) the increase in net sales of pulp and paper in the year, due to the increase in the international price and the depreciation of the Brazilian Real against the US Dollar (iii) an increase in general and administrative expenses of BRL 296.2 million, (iv) recognition of credits related to deferred income and social contribution taxes of BRL 741.8 million in 2018, BRL 229.4 million in 2017 and (iv) recognition of other net operating expenses of BRL 96.9 million in 2018, compared to a net income of BRL 140.5 million in 2017.

Adjusted EBITDA was BRL 6,813.9 million in 2018, BRL 4,614.9 million in 2017 and BRL 3,905.9 million in 2016. Cash generation, as measured by EBITDA in 2018, mainly reflects:

(i) appreciation of the list price of pulp in dollars, (ii) cost discipline, (iii) the highest price of paper in the domestic and foreign market, and (iv) appreciation of the US Dollar against the Brazilian Real.

The Company’s shareholders’ equity on December 31, 2018 was BRL 12,025.9 million, BRL 11,621.6 million on December 31, 2017 and BRL 10,143.5 million on December 31, 2016. The increase in relation to December 31, 2018 and December 31, 2017 is mainly due to the allocation of the result for the year to legal reserve, reserve for capital increase and statutory reserve, offset by the allocation of BRL 318.3 million to pay mandatory minimum dividends.

On December 31, 2018, the Company had a cash position and cash equivalents of BRL 25,486.0 million, BRL 2,708.3 million in 2017 and BRL 3,695.3 million on December 31, 2016. On December 31, 2018, consolidated net debt amounted to BRL 10,251.4 million on December 31, 2017, BRL 9,483.5 million and, BRL 10,317.5 million on December 31, 2016.

On December 31, 2018, the net debt/Adjusted EBITDA ratio was 1.5x, mainly due to the increase in Adjusted EBITDA in the year. On December 31, 2017, the net debt/Adjusted EBITDA ratio was 2.1x and 2.6x on December 31, 2016, due to the loss of Adjusted EBITDA in the period, partially offset by the decrease in gross debt.

b)             Capital structure.

The percentage of equity capital (Shareholders’ Equity divided by Total Liabilities) was 22.3% in 2018, 40.7% in 2017 and 34.5% in 2016. The percentage of capital comprised by third-party capital (Liabilities divided by Total Liabilities) was 77.7% in 2018, 59.3% in 2017 and 65.5% in 2016.

There is no provision in the Company’s Bylaws for redemption of shares.

c)              Payment capacity in relation to financial commitments undertaken.

The Company’s cash management and cash management policy is guided by the concept of “liquidity horizon”, which provides the measure of time during which available cash resources, in addition to operating cash generation and funds from contracted and undisbursed financing, estimated under unfavorable market conditions, are able to support the payment of all contracted obligations for the period, including all principal repayments and interest on financing.

As a result, the Board of Executive Officers works with the commitment to maintain the Company’s economic and financial balance and, in order to do so, it relies on existing resources, operational cash generation, access to capital markets and financing at competitive costs, in addition to several alternatives analyzed by the Company whenever necessary. Suzano’s officers believe that the operating cash flow, added to the available funds, is sufficient to meet the financial commitments contracted.

In the fiscal years ended December 31, 2016, 2017 and 2018, the Company fully complied with its commitments.

d)             Sources of financing for working capital and for investment in non-current assets used.

The Company collects funds, when necessary, through financial contracts, which are used to finance the working capital needs of the Company and short and long term investments, as well as to maintain available cash at a level that the Company believes is appropriate for the performance of its activities. Financing and loans are detailed under item “10.1.f.”.

Working capital financing can be done through export financing operations, which allows the link of flows of export receipts with the payment flows of these loans, with the additional advantage of protecting the receivables from exports against exchange variation risk and by means of forfaiting operations and letter of credit discounts, when appropriate.

In order to finance projects, the Company mainly contracts loans from BNDES and other financing institutions, such as Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and other financing institutions, as Banco do Nordeste do Brasil (BNB), Financiadora de Estudos e Projetos (FINEP) and external financing with the support of Export Credit Agencies (ECA), which provide competitive conditions, including principal and interest payment periods compatible with the project’s return flows, in order to prevent its implementation from pushing the Company’s ability to pay.

The Company may also use, as financing alternatives, the issuance of senior notes, such as the placement of debt securities in the international market, and debentures and CRAs, such as the placement of debt securities in the domestic market.

e)              Financing sources for working capital and investments in noncurrent assets that intends to use for coverage of liquidity deficiencies.

The Company has a high level of liquidity and a consistent internal cash generation, which, together with access to the capital market, as indicated in items “10.1.a.” and “10.1.b.”, are sufficient to medium- and short-term commitments. If there are any mismatches in cash and cash equivalents with short-term maturities, the Company may contract new lines of credit for working capital and investments, and these credit lines are addressed on a case-by-case basis. The sources of financing used by the Company for working capital and short- and long-term investments are indicated in items 10.1 “d” and 10.1 “f”.

f)               Levels of indebtedness and characteristics of the debts, indicating (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) degree of subordination between debts; and (iv) any restrictions imposed on the Company, especially in relation to indebtedness limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as if the issuer has complied with these restrictions.

Financing and Loans

The Company’s consolidated financing and loans on December 31, 2018 had the following sources (in thousands of Reais):

		Annual average
		interest rate		Consolidated
	Index	on 12/31/2018	Maturity	12/31/2018	12/31/2017	12/31/2016
Property, plant and equipment:

BNDES - Finem (a)/(b)	Fixed rate /TJLP	7.18%	2019 to 2030	333,289	339,798	1,096,648
BNDES - Finem (b)	Currency basket / US$	7.13%	2019 to 2022	161,517	165,125	490,718
BNDES - Finame (a)	Fixed rate /TJLP	5.08%	2019 to 2024	2,980	4,708	18,548
FNE - BNB (b)	Fixed rate	6.46%	2024 to 2026	217,014	244,452	218,937
FINEP (b)	Fixed rate	4.00%	2020	12,860	20,577	35,263
Financial lease	CDI/US$	—	2019 to 2022	18,225	19,686	23,632
Export Credit Agency - ECA (b)/(c)	US$/LIBOR	4.13%	2022	797,074	864,761	1,078,696
				1,542,959	1,659,107	2,962,442

Working capital:

Export financing	US$/LIBOR	4,27%	2021 to 2022	2,171,390	844,388	1,940,764
Export credit note (f)	CDI	6.69%	2019 to 2026	3,799,257	2,907,200	3,242,035
Senior Notes (d)	US$/Fixed rate	6.28%	2021 to 2047	11,406,027	4,730,800	3,787,755
Trade notes discount-Vendor	—	—	—	—	33,363	32,957
Syndicated Loan (e)	US$/LIBOR	3,95%	2023	11,825,134	1,986,691	1,950,463
Fund of Investments in Receivables (h)	—	—	2019	22,054	24,665	—
Rural Producer Certificate (g)	CDI	7.43%	2026	279,838	—	—
Other	—		2019 to 2025	27,397	5,642	96,363
				29,531,097	10,532,749	11,050,337

				31,074,056	12,191,856	14,012,779

Current Portion (includes interest payaments)				3,425,399	2,115,067	1,594,720

Non-current Porties				27,648,657	10,076,789	12,418,059

(a)             If the Long-Term Interest Rate (“TJLP”) exceeds 6% per annum, the excess portion is included within the principal and matter to interest.

(b)             Loans and financing are secured, depending on the agreement, by (i) factory mortgages; (ii) rural properties; (iii) fiduciary alienation of the asset being financed; (iv) shareholder’s guarantee; and (v) bank guarantee (security).

(c)              In order to finance the importation of equipment for the production of pulp at the plant located in Maranhão, the Company obtained financing amounting to approximately US$ 535 million, with a term of up to 9.5 years, guaranteed by Finnvera and EKN Agencies (“Export Credit Agency”). These agreements establish clauses related to the maintenance of certain levels of leverage, which are checked for compliance twice a year (June and December). To date, the Company has complied with all covenants established in the contracts: consolidated net debt / consolidated Adjusted EBITDA ratio less than 2.85 and consolidated Adjusted EBITDA / net interest expense greater than 2.0.

(d)             In March 2017, Suzano Áustria issued Senior Notes in the amount of US$ 300 million maturing on March 16, 2047, with semiannual interest payment of 7.00% per annum and final return for investors of 7.38% per annum. Additionally, in the last quarter of 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of (i) US$ 456 million and, through Suzano Áustria, reopened Senior Notes issues in the amounts of (i) US$ 200 million, maturing on July 14, 2026, and interest corresponding to 4.62% per annum, to be paid semi-annually in January and July, and (ii) US$ 200 million maturing on March, 16 2047, with interest corresponding to 6.30% per annum, to be paid semi-annually in the months of March and September. In September 2018, there was a new issue of Senior Notes, in the amount of US$ 1.0 billion, with interest of 6.00% per year and maturing in 2029. In November 2018, Suzano Áustria reopened the issue of Senior Notes maturing on March 16, 2047 in the amount of US$ 500 million, with interest corresponding to 6.85% per annum, to be paid semi-annually in March and September

(e)              In February 2018, the Company, through its subsidiary Suzano Europa, contracted a US$ 750 million syndicated loan with quarterly interest payments and principal amortization between February 2021 and February 2023. In December 2018, through its subsidiary Suzano Europa, the Company contracted a syndicated loan in the amount of US$ 2,300 million, contracted in March 2018, with payment of quarterly interest and principal amortization between December 2022 and December 2023. (Explanatory note 1.1 a) (viii)).

(f)               In the third quarter of 2018, two Export Credit Notes were contracted, totaling BRL 1.3 billion, indexed to CDI and maturing in 2026.

(g)              In the third quarter of 2018, a Rural Financial Producer Certificate was contracted, with a volume of BRL 275 million, indexed to CDI and maturing in 2026.

There are clauses of financial and non-financial covenants in certain financing agreements. The financial covenants clauses establish certain maximum levels of leverage, usually expressed as Adjusted Earnings Before Income Taxes (EBITDA), which the Company is in arrears at the end of the fiscal year of 2018. The clauses of non-financial covenants essentially have a maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also in compliance.

Amortizations

The amortization schedule of the financial obligations in effect on December 31, 2018, as well as the Company’s exposure to debt by indexers are presented below:

Exposure by Instruments and Indicators

g) Limits of contracted financing and percentage already used

As of December 31, 2018, there were two financing contracts in effect with balances pending disbursement and limits of utilization. The contracts in question are the Credit Opening Agreement and Rural Mortgage Certificate, signed with Banco do Nordeste, as explained below:

Financial			Index	Interest Rate		Disbursement Held		Available Balance
Agent	Agreement	Financing	Value	(% p.a.)	Due Date	Value	%	Value	%
BNB/FNE	Rural Mortgage Certificate	BRL 49.4 million	Fixed Rate	10%	Nov/08/2023	—	—	BRL 49.4 million	100%
BNB/FNE	Credit Facility Agreement	BRL 346.4 million	Fixed Rate	10%	Dec/29/2026	BRL 72 million	21%	BRL 274.4 million	79%

Note: For BNB contracts, we have a 15% discount bonus on the interest rate defined in the agreement.

h) Significant changes in each item of the financial statements

Basis of preparation and presentation

The individual and consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, including pronouncements issued by the Accounting Pronouncements Committee (CPC) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)), and show all the relevant information specific to the financial statements, and only these are consistent with those used by the Management.

Comparative Analysis of Restated Results

	Consolidated
	(amounts expressed in millions of reais)
				Variation
	2018	2017	2016	2018 x 2017	2017 x 2016

Gross sales	14,796.8	11,700.2	11,056.3	26.5%	5.8%
Deductions sales	(1,359.4)	(1,179.4)	(1,174.0)	15.3%	0.5%
Net sales revenue	13,437.4	10,520.8	9,882.3	27.7%	6.5%
Cost of sales	(6,918.3)	(6,449.5)	(6,571.6)	7.3%	(1,9)%
Gross profit	6,519.0	4,071.3	3,310.7	60.1%	23.0%
Operating income (expenses)	(1,513.2)	(813.4)	(1,993.6)	86.0%	(59,2)%
Selling expenses	(598.7)	(430.8)	(408.8)	39.0%	5.4%
General and administrative expenses	(825.2)	(529.0)	(427.1)	56.0%	23.9%
Equity in earnings of associates	(96.9)	140.5	(1,150.6)	(168,9)%	(112,2)%
Other operating income (expenses), net	7.6	5.9	(7.1)	29.0%	100.0%
Operating profit before net financial income (expenses)	5,005.8	3,257.9	1,317.1	53.6%	147.4%

Net financial income (expenses)	(4,842.5)	(1,018.8)	1,101.1	375.3%	(192,5)
Financial income	(5,302.2)	(1,397.9)	(1,156.2)	279.3%	20.9%
Financial expenses	459.7	379.0	2,257.3	21.3%	(83,2)%
Net income before taxes	163.2	2,239.1	2,418.2	(92,7)%	(7,4)%
Income taxes: Current and Deferred	155.2	(431.6)	(726.2)	(136,0)%	(40,6)%
Net income for the year	318.5	1,807.4	1,692.0	(82,4)%	6.8%

Comparative Analysis of Restated Results - Years 2018/2017

Net Revenue

The Company’s net revenue in 2018 was BRL 13,437.3 million, 27.7% higher than the net revenue recorded in 2017, of BRL 10,520.8 million, as a result of the appreciation of the list price of hardwood pulp (average FOEX in Europe in 2018 was US$ 1,037 vs. US$ 819 in 2017), the implementation of the increase in paper prices in domestic and international markets and the exchange variation of the year.

Net revenue from pulp sales in 2018 totaled BRL 8,783.0 million, 27.4% higher than the revenue presented in 2017, due to the increase in the international pulp price, impacted by the appreciation of the US dollar. Net revenue from pulp exports was BRL 8,038.7 million, 28.2% higher than the previous year. The share of pulp revenue from exports was 91.5% and the domestic market was 8.5%. Suzano’s revenue from pulp sales in 2018 was 43.7% in Asia, 32.0% in Europe, 15.3% in North America and 9.0% in Latin America. Regarding distribution for final use, 62% of pulp sales were destined for paper production for sanitary purposes, 15% for Print & Writing Papers, 14% for specialty papers and 7% for packaging. The average net sales price of pulp reached US$ 752.0/ton in 2018, 25.9% higher than in 2017. In Brazilian Reais, the average net price was BRL 1,908/ton, 9.7% higher than in 2017.

Net revenue from paper sales in 2018 totaled BRL 4,654.3 million, 28.2% higher than the previous year. Of this revenue, 70.9% was resulted from sales in the domestic market and 29.1% from the international market. Suzano’s total revenue from paper sales in 2018 was 88% in South and Central America (including Brazil), 5% in North America and 7% in other regions. The domestic market net revenue increased by 28.6% compared to 2017, mainly impacted by the Brazilian macroeconomic scenario, and net export revenue increased by 27.3%, reflecting the lower price of paper exported.

The average net paper price in 2018 was BRL 3,074/ton, 1.7% lower than the price in 2017. In Brazilian Reais, the average price registered in the foreign market was BRL 2,839/ton, 8.5% below the 2017 price.

Cost of Goods Sold (“COGS”)

The cost of goods sold in 2018 totaled BRL 6,918.3 million, 7.3% more than in 2017, of BRL 6,449.5 million, mainly due to the structure of Consumer Goods and the higher price of industrial inputs. The unit COGS in 2018 was BRL 1,544/ton compared to 2017, which was BRL 1,345/ton.

Gross Profit

Due to the reasons given above, gross profit was BRL 6,519.0 million in 2018, 60.1% higher than the gross profit for 2017, of BRL 4,071.3 million.

Selling and administrative expenses

Selling expenses totaled BRL 598.7 million in 2018, 39.0% higher than the amount registered in 2017 of BRL 430.8 million and the “selling expenses over net revenue” indicator was 4.5. The variation can be explained by the structuring of the Consumer Goods area from the purchase of Facepa, expenses with Suzano Áustria and labor costs for the commercial area.

Administrative expenses totaled BRL 825.2 million in 2018, 56.0% higher than the amount registered in 2017 of BRL 529.0 million. The “administrative expenses over net revenue” indicator was 6.1%. This variation is mainly due to the purchase of Facepa, labor expenses, consulting expenses for the issuance of ADRs and for the purchase of Fibria, expenses with variable remuneration of ILP, Stock Options and supplementary expenses for payment of Bonus and Profit-sharing to employees.

Other Operating Expenses/Revenue

Other net operating expenses/revenues totaled BRL 96.9 million in 2018, mainly impacted by the negative adjustment to the fair value of biological assets, which totaled BRL 129.2 million (excluding cash), compared to a revenue of BRL 140.5 million in 2017. The adjustment mainly reflects the increase in the gross price of timber in Maranhão and Pará, partially offset by reduced forest productivity, as well as other operational and economic effects such as variation in planted area, inflation, discount rate, future forest formation costs, among others.

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization)

Cash generation, measured by EBITDA adjusted for “non-recurring” items, was BRL 6.8 billion in 2018, 47.7% higher than in 2017. The increase in EBITDA reflects the appreciation of the pulp list price, the devaluation of the Brazilian Reais against the US dollar and the increase in the price of paper in the domestic and international markets. Adjusted EBITDA/ton in 2018 was BRL 1,521.2/ton, 58.4% higher than the previous year.

Net Financial Result

The net financial result was a negative result of BRL 4,842.5 million in 2018, compared to the negative result of BRL 1,018.8 million in 2017. This result mainly reflects the monetary and exchange variations and results with derivatives.

Monetary and exchange variations negatively impacted the result of 2018 in BRL 1.1 billion, while the impact was negative in BRL 179.4 million in 2017. Contribution to this result was the exchange rate variation on the balance sheet exposure between the beginning and end of the year, with accounting impact on foreign currency debt, but with cash effect only on maturities or debt repayments. The result of operations with derivatives was negative BRL 2.7 billion in 2018, compared to a positive result of BRL 73.3 million in 2017.

Net financial expenses were BRL 1.0 billion, 14.0% higher than the expense recorded in 2017. This increase is due to all the costs inherent to the financing of the combination of assets with Fibria.

Income tax and social contribution on net income

Income and social contribution taxes in 2018 were a credit of BRL 155.2 million, compared to an expense of BRL 431.6 million in 2017.

In 2018, BRL 327.0 million were disbursed for the payment of taxes. The amount is lower than the amount reported in the financial statements as a result of the Company’s tax benefits.

Net Income (Loss)

Due to the above reasons, the Company recorded net income of BRL 318.5 million in 2018, compared to net income of BRL 1,807.4 million recorded in the previous year.

Comparative Analysis of Restated Results - Years 2017/2016

Net Revenue

The Company’s net revenue in 2017 was BRL 10.5 billion, 6.5% higher than the net revenue recorded in 2016, of BRL 9.9 billion, as a result of the appreciation of the list price of hardwood pulp (average FOEX in Europe in 2017 was US$ 819 vs. US$ 696 in 2016) and the increase in volume sold. Suzano ended the year with a record in total pulp and paper sales volume: 4.8 million metric tons vs. 4.7 million tons in 2016. These gains were partially offset by the appreciation of the currency and the reduction of the price of paper exported in BRL.

Net revenue from pulp sales in 2017 totaled BRL 6,891.6 million, 12.2% higher than the revenue presented in 2016, due to the increase in the international pulp price, impacted by the appreciation of the Brazilian Real. Net revenue from pulp exports was BRL 6,271.2 million, 15.4% higher than the previous year. The share of pulp revenue from exports was 91.0% and the domestic market was 9.0%. Suzano’s revenue from pulp sales in 2017 was 46% in Asia, 29% in Europe, 14% in North America and 1.2% in Latin America. Regarding distribution for final use, 62% of pulp sales were destined for paper production for sanitary purposes, 15% for Print & Writing Papers, 14% for specialty papers and 7% for packaging. The average net sales price of pulp reached US$ 598/ton in 2017, 19.9% higher than in 2016. In Brazilian Reais, the average net price was BRL 1,908/ton, 9.7% higher than in 2016.

Net revenue from paper sales in 2017 totaled BRL 3,629.2 million, 3.0% lower than the previous year. Of this revenue, 71% was resulted from sales in the domestic market and 29% from the international market. Suzano’s total revenue from paper sales in 2017 was 88% in South and Central America (including Brazil), 7% in North America and 5% in other regions. The domestic market net revenue decreased by 2.0% compared to 2016, mainly impacted by the Brazilian macroeconomic scenario, and net export revenue decreased by 5.4%, reflecting the lower price of paper exported.

The average net paper price in 2017 was BRL 3,074/ton, 1.7% lower than the price in 2016. In BRL, the average price registered in the foreign market was BRL 2,839/ton, 8.5% below the 2016 price.

Cost of Goods Sold (“COGS”)

The cost of goods sold in 2017 totaled BRL 6,449.5 million, 1.9% less than in 2015, of BRL 6,571.6 million. The unit COGS in 2017 was BRL 1,345/ton compared to BRL 1,391/ton in 2016. The decrease of 3.3% was lower than the inflation registered in the period (+ 3.0%), which proves the Company’s ability to neutralize inflation in its cost structure.

Gross Profit

Due to the above reasons, gross profit was BRL 4,071.3 million in 2017, 23.0% higher than the gross profit for 2016, of BRL 3,310.7 million.

Selling and administrative expenses

Selling expenses totaled BRL 430.8 million in 2017, 5.4% higher than the amount registered in 2016, mainly due to higher logistics expenses. The “selling expenses over net revenue” indicator remained at 4.1%.

Administrative expenses totaled BRL 529.0 million in 2017, 23.9% higher than the amount registered in 2016, due to higher expenses with variable compensation. The “administrative expenses over net revenue” indicator was 5.0%, 0.7 percentage points higher than the previous year.

Other Operating Expenses/Revenue

Other net operating revenues totaled BRL 140.5 million in 2017, mainly impacted by the fair value adjustment of biological assets, which totaled BRL 192.5 million (excluding cash). The adjustment mainly reflects the increase in the gross price of timber in Maranhão and Pará, partially offset by reduced forest productivity, as well as other operational and economic effects such as variation in planted area, inflation, discount rate, future forest formation costs, among others.

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization)

Cash generation, measured by EBITDA adjusted for “non-recurring” items, was BRL 4,614.9 million in 2017, 18.2% higher than in 2016. The increase in EBITDA reflects the appreciation of the list price of pulp, the increase in the volume of pulp sold and the discipline of costs, and was partially impacted by the appreciation of the BRL and the lower price of the exported paper. Adjusted EBITDA/ton in 2017 was BRL 962/ton, 16.4% higher than the previous period.

Net Financial Result

The net financial result was negative BRL 1.0 billion in 2017, compared to the positive result of BRL 1.1 billion in 2016. This result mainly reflects the monetary and exchange variations and results with derivatives.

Monetary and exchange variations impacted the result of 2017 negatively in BRL 179.4 million, while the impact was positive in BRL 1.4 billion in 2016. Contribution to this result was the exchange rate variation on the balance sheet exposure between the beginning and end of the year, with accounting impact on the mark-to-market of the portion of foreign currency debt, but with cash effect only on maturities or debt repayments. The result of operations with derivatives was positive BRL 73.3 million in 2017, compared to a positive result of BRL 528.8 million in 2016.

Net financial expense was BRL 912.7 million, 14.8% higher than the expense recorded in 2016. By eliminating the non-recurring effects of prepayment of debt, we would have a net financial expense of BRL 748.9 million, 5.7% lower than the expense recorded in 2016. This performance was mainly driven by lower leverage and liability management operations that reduced the cost of debt.

Income before income and social contribution taxes

Due to the reasons above, the Company recorded income before income and social contribution taxes of BRL 2,239.1 million in 2017 compared to the profit of BRL 2,418.2 million in the fiscal year of 2016.

Income tax and social contribution on net income

Income tax and social contribution totaled BRL 431.6 million in the fiscal year of 2017, 40.6% lower than the expense compared to BRL 726.2 million in 2016.

Net Income (Loss)

Due to the reasons above, the Company recorded net income of BRL 1,807.4 million in 2017, 6.8% higher than the net income of BRL 1,692.0 million registered in the previous year.

Comparative Analysis of Restated Balance Sheets

	Consolidated
	(amounts expressed in millions of reais)
							Variations
	12/31/2018		12/31/2017		12/31/2016		2018 X 2017			2017 X 2016
		%		%		%			%			%
Assets
Current
Cash and cash equivalents	4,387.5	8.1%	1,076.8	3.8%	1,614.7	5.5%	3,310.7	307.5		(537.9)	-33.3
Financial Investments	21,098.6	39.1%	1,631.5	5.7%	2,080.6	7.1%	19,467.1	1193.2		(449.1)	-21.6
Trade accounts receivable	2,537.1	4.7%	2,303.8	8.1%	1,622.2	5.5%	233.3	10.1		681.6	42.0
Inventories	1,853.1	3.4%	1,183.6	4.1%	1,313.1	4.5%	669.5	56.6		(129.6)	-9.9
Recoverable taxes	296.8	0.6%	306.4	1.1%	425.8	1.4%	(9.6)	-3.1		(119.4)	-28.0
Derivative financial instruments	352.5	0.7%	77.1	0.3%	367.1	1.2%	275.4	357.2		(290.0)	-79.0
Advances to suppliers	98.5	0.2%	86.5	0.3%	493.0	1.7%	12.0	13.9		(406.5)	-82.5
Other assets	5.7	0.0%	11.5	0.0%	113.0	0.4%	(5.8)	-50.6		(101.4)	-89.8
Assets held for sale	169.2	0.3%	119.6	0.4%	—	0.0%	49.6	41.5		119.6	0.0
Total current	30,798.9	57.1%	6,796.8	23.8%	8,029.5	27.3%	24,002.2	353.1		(1,232.4)	-15.4

Non-current
Receivables from related parties	—	0.0%	—	0.0%	13.0	0.0%	—	0.0		(13.0)	0.0
Recoverable taxes	231.5	0.4%	283.8	1.0%	349.5	1.2%	(52.3)	-18.4		(65.8)	-18.8
Deferred taxes	9	0.0%	2.6	0.0%	4.6	0.0%	6.4	246.2		(2.0)	-43.5
Derivative financial instruments	141.5	0.3%	56.8	0.2%	77.0	0.3%	84.7	149.1		(20.2)	-26.2
Advances to suppliers	218.5	0.4%	221.6	0.8%	216.6	0.7%	(3.1)	-1.4		5.0	2.3
Judicial deposits	129	0.2%	113.6	0.4%	87.1	0.3%	15.4	13.6		26.5	30.4
Receivables from land expropriation	63.7	0.1%	61	0.2%	56.7	0.2%	2.7	4.4		4.3	7.6
Other assets	30.3	0.1%	31.5	0.1%	36.9	0.1%	(1.2)	-3.8		(5.5)	-14.6
	823.4	1.5%	770.8	2.7%	841.5	2.9%	52.6	6.8		(70.7)	-8.4

Biological assets	4,935.9	9.2%	4548.9	15.9%	4,072.5	13.9%	387.0	8.5		476.4	11.7
Property, plant and equipment	14.3	0.0%	6.8	0.0%	0.9	0.0%	7.5	110.3		5.9	655.6
Intangible assets	339.8	0.6%	188.4	0.7%	219.6	0.7%	151.4	80.4		(31.2)	-14.2
Investments	17,020.3	31.6%	16211.2	56.8%	16,235.3	55.2%	809.1	5.0		(24.1)	-0.1
	22,310.3	41.4%	20,955.3	73.5%	20,528.3	69.8%	1,355.0	6.5		427.0	2.1

Total non-current assets	23,133.8	42.9%	21,726.1	76.2%	21,369.8	72.7%	1,407.7	6.5		356.3	1.7

Total assets	53,932.6	100.0%	28,522.9	100.0%	29,399.3	100.0%	25,409.7	89.1		-876.4	-3.0

	Consolidated
	(amounts expressed in millions of reais)
							Variations
	12/31/2018		12/31/2017		12/31/2016		2018 X 2017		2017 X 2016
		%		%		%		%		%
Current liabilities
Trade accounts payable	632.6	1.2%	610.5	2.1%	582.9	2.0%	22.1	3.6	27.6	4.7
Loans and financing	3,425.4	6.4%	2,115.1	7.4%	1,594.7	5.4%	1,310.3	62.0	520.3	32.6
Debentures	1.3	0.0%	—	0.0%	—	0.0%	1.3	—	—	—
Derivative financial instruments	596.5	1.1%	23.8	0.1%	250.4	0.9%	572.7	2404.4	(226.6)	(90.5)
Taxes payable	243.8	0.5%	125.8	0.4%	78.2	0.3%	118.0	93.8	47.7	61.0
Payroll and charges	234.2	0.4%	196.5	0.7%	165.0	0.6%	37.7	19.2	31.4	19.0
Liabilities for assets acquisitions and subsidiaries	477.0	0.9%	83.2	0.3%	85.7	0.3%	393.8	473.6	(2.6)	(3.0)
Dividends payable	5.4	0.0%	180.6	0.6%	371.0	1.3%	(175.1)	(97.0)	(190.4)	(51.3)
Advance from customers	75.2	0.1%	92.5	0.3%	514.8	1.8%	(17.4)	(18.8)	(422.2)	(82.0)
Other liabilities	367.3	0.7%	280.4	1.0%	187.1	0.6%	86.9	31.0	93.3	49.9
Total current liabilities	6,058.7	11.2%	3,708.4	13.0%	3,829.9	13.0%	2,350.3	63.4	(121.5)	(3.2)

Non-current liabilities
Loans and financing	27,648.7	51.3%	10,076.8	35.3%	12,418.1	42.2%	17,571.9	174.4	(2,341.3)	(18.9)
Debentures	4,662.2	8.6%	—	0.0%	—	0.0%	4,662.2	—	—	—
Derivative financial instruments	1,040.2	1.9%	104.1	0.4%	221.0	0.8%	936.1	899.4	(117.0)	(52.9)
Liabilities for assets acquisitions and subsidiaries	515.6	1.0%	502.8	1.8%	609.1	2.1%	12.7	2.5	(106.3)	(17.4)
Provision for contingencies	351.3	0.7%	317.1	1.1%	246.6	0.8%	34.2	10.8	70.4	28.6
Employee benefits	430.4	0.8%	351.3	1.2%	339.0	1.2%	79.2	22.5	12.3	3.6
Deferred taxes	1,038.1	1.9%	1,790.0	6.3%	1,559.1	5.3%	(751.8)	(42.0)	230.9	14.8
Share-based compensation plans	124.3	0.2%	38.3	0.1%	18.9	0.1%	86.0	224.4	19.5	103.3
Other liabilities	37.3	0.1%	12.8	0.0%	14.1	0.0%	24.6	192.7	(1.4)	(9.8)
Total non-current liabilities	35,848.0	66.5%	13,193.1	46.3%	15,425.8	52.5%	22,655.0	171.7	(2,232.7)	(14.5)

Equity
Share Capital	6,241.8	11.6%	6,241.8	21.9%	6,241.8	21.2%	—	0.0	—	—
Capital reserves	674.2	1.3%	394.8	1.4%	203.7	0.7%	279.4	70.8	191.1	93.8
Treasury shares	(218.3)	-0.4%	(241.1)	-0.8%	(273.7)	-0.9%	22.8	(9.5)	32.6	(11.9)
Retained earnings	2,992.6	5.5%	2,927.8	10.3%	1,657.1	5.6%	64.8	2.2	1,270.6	76.7
Other reserves	2,321.7	4.3%	2,298.3	8.1%	2314.567	7.9%	23.4	1.0	(16.2)	(0.7)
Total Equity	12,012.0	22.3%	11,621.6	40.7%	10,143.5	34.5%	390.5	3.4	1,478.1	14.6

Non-controlling interest in subsidiaries’ equity	13.9	0.0%	—	0.0%	—	0.0%	13.9	0.0%	—	—

Total equity and liabilities	53,932.7	100.0%	28,523.0	100.0%	29,399.2	100.0%	25,409.7	89.1	(876.1)	(3.0)

Comparative Analysis of the Restated Balance Sheets - As of December 31, 2018 and 2017

Current Assets

Current assets were BRL 30,798.9 million on December 31, 2018, compared to a balance of BRL 6,796.9 million on December 31, 2017, representing an increase of 353.1% or BRL 24,007.1 million. The participation of current assets on December 31, 2018 represented 57.1% of total assets, compared to 23.8% on December 31, 2017.

The variation was mainly due to the increase of BRL 3,310.6 million in the balance of cash and cash equivalents, BRL 19,467.1 million in financial investments, influenced by the generation of operating cash and borrowings and financing required for liquidation of the transaction with Fibria, BRL 645.1 million of inventories, BRL 275.4 million in income from derivative operations and an increase of BRL 233.2 in the balance of trade accounts receivable.

Non-current Assets

Non-current assets were BRL 23,133.8 million on December 31, 2018 and BRL 21,726.1 million on December 31, 2017, an increase of 6.5% or BRL 1,407.6 million.

The variation was mainly due to the increase of BRL 387.0 million in biological assets and BRL 809.0 million in property, plant and equipment, mainly related to the contract for the purchase of forest assets and land with Duratex held during the year, and the increase of BRL 151.4 million in intangible assets.

Current Liability

Current liabilities were BRL 6,058.7 million on December 31, 2018, compared to a balance of BRL 3,708.4 million on December 31, 2017, an increase of 63.4% or BRL 2,350.3 million. The participation of current liabilities in relation to total liabilities on December 31, 2018 was 11.0% compared to 13.0% on December 31, 2017.

The variation was mainly due to increases of BRL 1,310.3 million in loans and financing, BRL 572.7 million on unrealized losses on derivative operations and BRL 393.8 million on commitments for asset acquisition.

Noncurrent Liabilities

Non-current liabilities were BRL 35,848.0 million on December 31, 2018, compared to a balance of BRL 13,193.1 million on December 31, 2017, representing an increase of 171.7% or BRL 22,655.0 million. The participation of non-current liabilities in relation to total liabilities increased to 66.5% on December 31, 2018, compared to 46.3% on December 31, 2017.

The variation was due to the increase of BRL 22,234.0 million in loans, financing and debentures, and BRL 936.1 million in unrealized losses on derivative transactions.

Shareholders’ equity

Shareholders’ equity was BRL 12,025.9 million on December 31, 2018, compared to a balance of BRL 11,621.6 million on December 31, 2017, representing an increase of 3.5% or BRL 404.4 million. Shareholders’ equity increased to 22.3% of total liabilities on December 31, 2018, compared to a percentage of 40.7% on December 31, 2017.

The variation was due to increases of BRL 279.4 million in capital reserve, BRL 64.8 million in profit reserve and BRL 22.8 million in treasury shares.

Comparative Analysis of the Restated Balance Sheets - As of December 31, 2017 and 2016

Current Assets

Current assets were BRL 6,796.9 million on December 31, 2017, compared to a balance of BRL 8,029.5 million on December 31, 2016, representing a reduction of 15.4% or BRL 1,232.5 million. The participation of current assets on December 31, 2017 represented 23.8% of total assets, compared to 27.3% on December 31, 2016.

The variation was mainly due to reductions of BRL 537.9 million in cash and cash equivalents, BRL 449.1 million in financial investments, BRL 443.8 million in advances to suppliers and BRL 290.1 million in gains from derivative operations, partially offset by an increase of BRL 681.6 in the balance of trade accounts receivable.

Non-current Assets

Non-current assets were BRL 21,726.1 million on December 31, 2017 and BRL 21,369.8 million on December 31, 2016, representing an increase of 1.7% or BRL 356.3 million.

The variation was mainly due to the BRL 476.4 million increase in biological assets, of which BRL 192.5 million was a gain in the fair value adjustment, and a BRL 65.8 million decrease in recoverable taxes.

Current Liability

Current liabilities were BRL 3,708.4 million on December 31, 2017, compared to a balance of BRL 3,829.9 million on December 31, 2016, representing a reduction of 3.2% or BRL 121.6 million. The participation of current liabilities in relation to total liabilities on December 31, 2017 remained at 13.0% compared to December 31, 2016.

The variation was mainly due to reductions of BRL 422.2 million in customer advances and BRL 226.6 in losses on derivative operations, partially offset by a BRL 520.3 million increase in loans and financing.

Noncurrent Liabilities

Non-current liabilities were BRL 13,193.1 million on December 31, 2017, compared to a balance of BRL 15,425.9 million on December 31, 2016, representing a reduction of 14.5% or BRL 2,232.8 million. The participation of non-current liabilities in relation to total liabilities increased to 46.3% on December 31, 2017, compared to 52.5% on December 31, 2016.

This reduction is based on a decrease of 18.9% or BRL 2,341.3 million in loans and financing and 52.9% or BRL 117.0 million in unrealized losses on derivative transactions, in return for the increase of 14.8% or BRL 230.9 million in the tax balance of deferred income and social contribution taxes.

Shareholders’ equity

Shareholders’ equity was BRL 11,621.6 million on December 31, 2017, compared to a balance of BRL 10,143.5 million on December 31, 2016, representing an increase of 14.6% or BRL 1,478.1 million. Shareholders’ equity increased to 40.7% of total liabilities on December 31, 2017, compared to a 34.5% on December 31, 2016.

The variation was mainly due to the allocation of net income for the year of BRL 1,807.4 million and the creation of mandatory minimum dividends of BRL  380.1 million, of which BRL  199.8 million have already been paid as interim dividends in the form of Interest on shareholder’s equity (“JCP”), approved by Management on November 24, 2017.

Comparative Analysis of Restated Cash Flows

	Consolidated
	(amounts expressed in millions of reais)
	2018	2017	2016
Cash provided by operating activities	5,170.9	3,067.9	3,003.2
Cash used in investing activities	(21,962.7)	(1,008.3)	(3,342.5)
Cash (used) generated in financing activities	20,035.0	(2,612.2)	638.4
Effects of exchange variation on cash and cash equivalents	67.4	14.7	(161.7)
Increase / Decrease in cash and cash equivalents	3,310.6	(537.9)	137.5

Operational activities

Operating activities generated net cash of BRL 5,170.9 million in 2018, BRL 3,067.9 million in 2017 and BRL 3,003.2 million in 2016. The increases observed in the comparative periods are mainly due to the increase in net sales of pulp and paper due to increases in sales volumes, increases in pulp and paper sales prices in domestic and international markets, and depreciation of the Brazilian Real against the US currency.

Investment Activities

In 2018, investment activities consumed net cash in the amount of BRL 21,962.7 million, and in 2017 net cash was used in the amount of BRL 1,008.3 million. The total amount invested in 2018 consists mainly of: (i) BRL 1,251.4 million related to the purchase of property, plant and equipment; (ii) BRL 1,164.9 million related to the purchase of biological assets acquired as of the agreement with Duratex and (iii) BRL 19,340.0 million referring to the balance of investments established for the financial settlement of the operation with Fibria.

In 2017, acquisitions of fixed assets and biological assets are composed of: (i) BRL 415.0 million invested in expansion projects, mainly modernization projects to increase structural competitiveness and adjacent businesses, Tissue and Lignin production; and (ii) BRL 1,365.3 million in the purchase for the expansion and maintenance of forest and industrial assets, being offset by short-term investments, which include investment funds and Bank Deposit Certificates (CDB), in the amount of BRL 687.3 million and also due to the disposal of assets of BRL 84.7 million.

In 2016, acquisitions of fixed assets and biological assets were composed of: (i) BRL 335.8 million invested in expansion projects, mainly modernization projects to increase structural competitiveness and adjacent businesses, such as Tissue and Lignin production and Imperatriz (MA) Factory Project; (ii) BRL 1,158.1 million in the purchase for expansion and maintenance of forest and industrial assets; (iii) BRL 830.4 million related to the purchase of forest assets and rural properties of Companhia Siderúrgica Vale do Pindaré and Cosima - Siderúrgica do Maranhão Ltda.; and (iv) BRL 1,053.4 million in short-term financial investments, which include investment funds and Bank Deposit Certificates (CDB), and is offset by the disposal of assets of BRL 35.2 million.

Financing activities

In 2018, BRL 20,035.0 million of net cash was generated in financing activities, while in the period ended December 31, 2017, the amount of BRL 2,612.2 million was invested. In 2018, cash generation included: (i) purchase of loans, financing and debentures in the amount of BRL 25,645.8 million for the constitution of cash and subsequent financial settlement of the operation with Fibria; (ii) settlement of operations with derivatives BRL 1,586.4 million; (iii) settlement of loans and financing of BRL 3,738.6 million; and (iv) dividend payments in the amount of BRL 210.5 million.

In 2017, BRL 2,612.1 million of net cash was invested in financing activities. In the period ended December 31, 2016, the amount of BRL 638.5 million was generated. On December 31, 2017, the use of cash provided for: (i) loan repayments in the amount of BRL 4,533.7 million; (ii) share repurchase program of BRL 0.08 million; and (iii) dividend payments in the amount of BRL 570.6 million. In 2017, the financing sources were: (i) treasury shares used to comply with the share-based compensation plan in the amount of BRL 8.5 million; (ii) settlement of derivative transactions in the amount of BRL 39.7 million and (iii) new borrowings in the amount of BRL 2,562.0 million, mainly BRL 2,315.6 million of Senior Notes and BRL 109.6 million in FIDC Fund.

In 2016, BRL 638.5 million of net cash was generated in financing activities, while in the period ended December 31, 2015, the amount of BRL 2,529.3 million was invested. On December 31, 2016, cash used to cover: (i) loan repayments in the amount of BRL 4,853.0 million and (ii) dividend payments in the amount of BRL 300.0 million. In 2016, the financing sources were: (i) treasury shares used to comply with the share-based compensation plan in the amount of BRL 8.5 million; (ii) contract settlements derivative operations in the amount of BRL 117.3 million; and (iii) new borrowings in the amount of BRL 5,665.6 million, mainly BRL 1,629.6 million of Senior Notes (Bond), BRL 2,500.0 million in Export Credit Notes, BRL 1,056.6 and “BNDES Finem” financing line of BRL 116.2 million.

10.2 Operating and Financial Income

a)             Results of the Company’s operations, in particular: (i) description of any significant revenue components; and (ii) factors that materially affected operating results.

The following are the comments of Suzano’s Board of Executive Officers corresponding to the analysis of (i) the significant components of revenue, and (ii) the main factors that materially affected the operating results, which in both cases are: sales level (volume and revenue by product), destination of sales (mix between domestic market and different export regions), market share and prices. Other exogenous factors, over which the Company has little or no control, are commented on in item 10.2 “b”.

Pulp Sales

In the fiscal years ending 2018, 2017 and 2016, the Company’s pulp sales accounted for 65.4%, 65.5% and 62.2% of its total net operating revenues, respectively. The volume of exports represented 90.8%, 89.7% and 88.3% of the total volume of pulp sold in these same periods. Export sales volume was 2.9 million tons, 3.2 million tons and 3.1 million tons in 2018, 2017 and 2016, respectively.

	Fiscal year ended on December 31,
Total pulp sales	2018	2017	2016
Company sales (in thousand tons)
Domestic sales volume	298	374	413
Foreign sales volume	2,928	3,241	3,117
Total sales volume	3,226	3,615	3,530
Net Operating Revenue of the Company (in BRL million)
Sales in the domestic market	744	620	706
Sales in the foreign market	8,039	6,271	5,435
Total net operating revenue	8,783	6,892	6,142

Destination of Pulp Sales

The Company intends to market its production with a focus on profitability. For this, the allocation of sales prioritizes the most profitable markets and clients, within the margin allowed by the commercial policy.

Pulp Revenue by Region	2018	2017	2016
Europe	32%	29%	32%
Asia	44%	46%	41%
Brazil	8%	9%	12%
North America	15%	14%	15%
South America / Central America	1%	1%	1%

Also in line with our commercial policy, we seek the balance in pulp sales for different paper segments. The paper segment for sanitary purposes stood out in 2018, with a significant participation in our sales mix, being the main segment served by Suzano.

Pulp sales by segment	2018	2017	2016
Health Purposes	63%	62%	55%
Print & Write	13%	15%	18%
Specialties	15%	14%	18%
Others	9%	9%	9%

Pulp Price

The average net US dollar price of Suzano’s pulp sales (domestic and foreign) was US$ 745/ton in 2018, compared to US$ 598/ton in 2017, and US$ 499/ton in 2016.

The 24.6% increase in the average net sales price of pulp in the international market in 2018 vs. 2017 was mainly explained by the increase in the list price of pulp. The total average net pulp price (domestic and foreign) in Reais was BRL 2,722/ton in 2018, 42.7% higher than in 2017, due to the increase in the list price of pulp and the depreciation of the domestic currency to the US Dollar in the period (average exchange rate).

Paper Sales

The domestic paper market showed a slight reduction of 1.5% in aggregate demand for the products that Suzano produces and markets compared to 2017, according to data of the Indústria Brasileira de Árvores (Ibá).

However, the Company took advantage of this scenario in the domestic market to accelerate several initiatives that certainly position Suzano differently in this context, such as: growth in direct sales through the “Suzano Mais” Program, increased market share in the coated paper segment with the reduction in the volume of imported paper, advances in average paper prices practiced in the year. In the years 2018, 2017 and 2016, the volume of paper sales of the Company destined to the foreign market was, respectively, 30.0%, 31.7% and 30.3% of the total paper volume. In the fiscal years ending 2018, 2017 and 2016, sales of the Company’s shares represented, respectively, 34.6%, 34.5% and 37.8% of its total net operating revenue.

Destination of Paper Sales

The volume sold in the domestic market reached 878.3 thousand tons in 2018 compared to 806.2 thousand tons in 2017 and 833.6 thousand tons in 2016. Export volumes reached 375.6 thousand tons in 2018, 374.2 thousand tons in 2017 and 362.0 thousand tons in 2016. The revenue composition of paper sales by region is presented in the table below:

Paper Revenue by Region	2018	2017	2016
Brazil	71%	71%	70%
South America / Central America	17%	17%	15%
North America	5%	7%	9%
Europe	5%	4%	4%
Others	3%	2%	2%

Paper Price

The average net paper price (domestic and foreign) in Reais was BRL 3,712/ton in 2018, compared to BRL 3,074/ton in 2017 and BRL 3,128/ton in 2016.

In the domestic market, the average net paper price was BRL 3,759/ton, compared to BRL 3,184/ton in 2017 and BRL 3,140/ton in 2016. The average net external market price reached US$ 986/ton, compared to US$ 889/ton in 2017 and US$ 889/ton in 2016.

Printing and Writing Paper

In the fiscal years ended in 2018, 2017 and 2016, respectively, the Company sold 976.3 thousand, 950.7 thousand and 972.6 thousand tons of printing and writing paper.

In 2018, 2017 and 2016, according to the Indústria Brasileira de Árvores (Ibá), the Company held, respectively, interest on (i) sales of Brazilian Manufacturers for the domestic market, of 44.1%, 43.1% and 43%, 9%, and (ii) Brazilian exports of 33.9%, 31.8% and 31.7%.

The following tables contain the Company’s domestic sales of securities and exports of these products, as well as information on their interest on such markets, for the fiscal years ended December 31, 2018, 2017 and 2016:

Total Sales of Printing and Writing Paper	Fiscal year ended on December 31,
(in thousand tons, except when otherwise expressly indicated)	2018	2017	2016
Company Sales
Domestic sales volume	658	646	678
Foreign sales volume	318	305	294
Total sales volume	976	951	972
Sales of Brazilian Manufacturers
Domestic sales volume	1,491	1,498	1.543
Foreign sales volume	938	960	927
Total sales volume	2,429	2,458	2,470
Company’s Participation in Sales of Brazilian Manufacturers
% in relation to domestic sales	44.1%	43.1%	43.9%
% in relation to sales in the external market	33.9%	31.8%	31.7%
% in relation to total sales	40.2%	38.7%	39.4%
Brazilian Market
Sales Volume of Brazilian Manufacturers	1,491	1,498	1.543
Imported volume	282	350	292
Total Volume of the Brazilian Market	1,773	1,848	1,835

Source: Indústria Brasileira de Árvores (Ibá) and Company.

Paperboard

In the fiscal years ended in 2018, 2017 and 2016, respectively, the Company sold 188.4 thousand, 185.7 thousand, and 190.9 thousand of paperboard, of which 130.8, 116.5 thousand and 123.2 thousand tons were sold in the domestic market and 57.6 thousand, 69.2 thousand and 67.7 thousand tons were exported.

In this segment, according to the Brazilian Association of Trees (Ibá), the Company’s share of Brazilian manufacturers’ sales was 23.7%, 22.1% and 24.4% in 2018, 2017 and 2016, respectively. Additionally, its paperboard exports accounted for 29.7%, 35.5% and 42.2% of the total volume exported by Brazil in 2018, 2017 and 2016, respectively.

The following table sets forth the domestic sales and exports of paperboard of the Company, as well as information on its holdings in these markets, for the fiscal years ended December 31, 2018, 2017 and 2016:

Total paperboard sales (in thousand tons, except when otherwise expressly	Fiscal year ended on December 31,
indicated)	2018	2016	2015
Company Sales
Domestic sales volume	131	116	123
Foreign sales volume	58	69	68
Total sales volume	188	186	191
Sales of Brazilian Manufacturers
Domestic sales volume	553	526	505
Foreign sales volume	194	195	161
Total sales volume	747	721	666
Company’s Participation in Sales of Brazilian Manufacturers
% in relation to domestic sales	23.7%	22.1%	24.4%
% in relation to sales in the external market	29.7%	35.5%	42.2%
% in relation to total sales	25.2%	25.8%	28.7%
Brazilian Market
Sales Volume of Brazilian Manufacturers	553	526	505
Imported volume	57	45	35
Total Volume of the Brazilian Market	610	571	540

Source: Indústria Brasileira de Árvores (Ibá) and Company.

b)             Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services.

The following are the comments of Suzano’s Board of Executive Officers corresponding to the analysis of the main exogenous factors, over which the Company has little or no control, affecting the Company’s results.

Volatility of international prices

In the fiscal years ended December 31, 2018, 2017 and 2016, the Company’s pulp sales accounted for 65.4%, 65.5% and 62.2% of its total net operating revenue, respectively. The prices of this product are determined by the balance of supply and demand, therefore, it is outside the control of the Company. The international price fluctuations of this product generated impacts on the Company’s revenue, EBITDA and operating margins.

Paper prices, in turn, are determined by the supply and demand conditions in the regional markets where they are traded, albeit with a more stable behavior than pulp prices. Suzano’s paper sales revenue for Brazil and other South American and Central American countries accounted for 87.6%, 87.9% and 85.2% of total paper revenue, respectively, in the fiscal years year ended December 31, 2018, 2017 and 2016.

The Company believes that the cyclical fluctuations in paper and pulp prices tend to be more attenuated in relation to the history, mainly due to: (i) the flow of information on-line, with the faster dissemination of news affecting prices and (ii) more efficient producers replacing those with the highest marginal cost. However, the Company believes that certain price volatility still exists, due to several factors, including: (i) similarities between products; (ii) currency fluctuations between the currencies of paper and pulp importers and exporters, such as Euro, US Dollar, Renminbi and Brazilian Real; and (iii) geopolitical and economic conditions worldwide and in different regions.

Finally, we have long-term sales relationships with most of our pulp and paper customers in the domestic and export markets. These contracts generally provide for the sale of our market pulp at prices announced by us each month. These prices may vary between the different geographic areas where our customers are located. Price agreements under our long-term contracts are generally consistent with the prices of our other sales within the same region and follow the established BEKP price schedule announced by the world’s leading pulp producers.

Exchange variation between the Brazilian Real and the US Dollar, interest rate, inflation and economic growth

The results of operations and the financial condition of the Company, as reported in its financial statements, are significantly affected by the variation of the Brazilian Real against the US Dollar and, to a lesser extent, by the Brazilian inflation rate, interest rate and rate growth of the Brazilian economy.

Volatility of the Brazilian Real against the US Dollar

The variation of the quotation of the Brazilian Real against the US Dollar results in several effects on the restated financial condition of the Company and its consolidated operating income when expressed in Brazilian Reais, in addition to impacting its revenues, expenses and consolidated assets denominated in foreign currency.

Sales revenues with exports and, therefore, the Company’s operating cash generation, are directly and immediately affected by the variation of the average exchange rate between the Brazilian Real and the US Dollar. In the fiscal years ended December 31, 2018, 2017 and 2016, net revenues from exports denominated in US dollars respectively represented 69, 9%, 69, 7% and 66.4%, of the Company’s net sales revenues. The depreciation of the Brazilian Real causes an increase in such revenues when expressed in Brazilian Reais, while the appreciation of the Brazilian Real results in lower export sales revenues. Revenues in the domestic market are indirectly influenced by the exchange rate variation, as imported papers quoted in US dollar gain or lose competitiveness in the domestic market depending on the exchange rate.

The Company’s operating costs and expenses, such as insurance and freight expenses related to exports and costs of chemicals used as raw material, among others, are also affected by exchange rate variations. Therefore, the depreciation of the Brazilian Real results in an increase in such costs and expenses, when expressed in Brazilian Reais, while the appreciation of the Brazilian Real results in their decrease.

The Company’s consolidated equity accounts indexed to foreign currency, especially short- and long-term loans and financing, foreign funds and accounts receivable from external customers, are directly and occasionally affected by the exchange rate at the end of each year.

The portion of the Company’s short and long-term consolidated loans and financing denominated in foreign currency totaled BRL 26,391 million or approximately 73.8% of the Company’s gross indebtedness on December 31, 2018. This portion is almost fully bond to the US Dollar and therefore, the exchange rate variations between the Brazilian Real and the US Dollar directly affect the Company’s indebtedness and results at each end of the year.

Inflation

The Company’s financial condition and operating income are also affected by the inflation. Its costs and expenses, with the exception of a few, are denominated in US Dollars (such as those related to export sales and purchases of chemicals used as raw material), and mostly incurred in Brazilian Reais tending to reflect the effects of inflation.

Interest Rates

Exposure to changes in interest rates is primarily due to:

•                  Variations in the LIBOR rate, in relation to financing denominated in US Dollars; and

•                  Variations in the TJLP or CDI, with respect to investments and financing denominated in Brazilian Reais.

The interest rate of the Company’s financial investments denominated in Brazilian Reais is based on the CDI rate. The financial investments denominated in US Dollars of the Company are matter to the movements of the rates referenced to US Treasury securities.

By considering the Libor’s risk of extinction over the next few years, the company has actively negotiated its contracts with clauses that envisage the discontinuation of the interest rate. Most of the debt already has some clause of substitution of the rate by a reference index or equivalent interest rate, a renegotiation clause between the parties was added for the contracts that do not have a specification. The derivative contracts linked to Libor envisage that there will be a negotiation between the parties for the definition of a new rate or an equivalent fee will be provided by the calculation agent.

Over the next few years, until Libor expires, the company will actively work to reflect an equivalent replacement rate in all of its contracts.

Economy Growth Rate

The Company’s results tend to be directly impacted by the level of international and domestic economic growth. Economic growth, expressed in terms of the variation of the Gross Domestic Product (GDP), mainly influences the level of demand for the Company’s products and its growth in relation to previous periods. In addition, the warming or reduction of market demand tend to be reflected in the price levels practiced by the sector.

Capacity and Production Volumes

The Company’s income is also affected by its capacity and production volume. In 2018 we produced 4,767 million tons, of which 3,501 million tons of pulp and 1,265 million tons of paper.

c)              Impact of inflation, changes in prices of key inputs and products, exchange and interest rates on operating results and financial results of the issuer.

As discussed in item 10.2 “b”, external factors related to fluctuations in market prices, exchange variation, interest rates, inflation and economic growth may introduce an undesirable level of volatility in the Company’s cash generation and income.

Accordingly, the Company adopts a risk management policy to mitigate market volatility, which seeks to: (i) protect the Company’s cash flow and equity against fluctuations in the market prices of inputs and products, exchange rates and interest, price and correction indexes or other assets or instruments traded in liquid or non-liquid markets to which the Company’s assets, liabilities or cash generation values are exposed; and (ii) to optimize the contracting of financial instruments to hedge the exposure at risk, taking advantage of natural hedges and correlations between the prices of different assets and markets, avoiding wasted resources by hiring operations inefficiently. The financial operations contracted by the Company are aimed at protecting existing exposures, and it is prohibited to assume new risks other than those arising from the Company’s operating activities.

For example, generally in the case of a depreciation of the Brazilian Real, two effects are observed: (i) the first, negative and punctual, is related to the updating of the value of the net foreign exchange exposure balance (balance of active and passive accounts denominated in foreign currency including, but not limited to, gross and cash debt balances denominated in US Dollars, inventories, accounts receivable and payable in foreign currency and the value of currency swap positions to hedge the cash flow exposure); and (ii) the second, positive and permanent, refers to the higher cash operating generation resulting from the increase in export revenues denominated in US Dollars.

Accordingly, the Company’s borrowing and currency hedging practices are driven by the fact that approximately 70% of the Company’s net revenue comes from exports priced in US Dollars (it is worth mentioning that with the combination of assets with Fibria, this percentage should increase to around 80%), while most of the production costs are linked to the Brazilian Real. This structural exposure allows the Company to contract export financing in US Dollars and to reconcile financing payments with the sales receipts flow, providing a natural hedge of cash for these commitments. The surplus of revenues in US dollars unrelated to debt commitments and other obligations is sold on the foreign exchange market at the time of the asset’s inception.

As additional protection, sales of US dollars are contracted in futures markets and instrument positions consisting of the simultaneous combination of the purchase of put and call options of US dollars, with the same principal and maturity, with the purpose of protecting the cash flow of exports, creating a floor and a ceiling for the dollar quotation. Sales in the futures markets are limited to a percentage of the currency surplus over a 18-month horizon and therefore are linked to available-for-sale exchange in the short term.

In addition to foreign exchange hedging, contracts are entered into for the swap of floating interest rates for fixed rates, to reduce the effects of changes in interest rates on the value of debt and swap contracts between different interest rates and correction indexes, to mitigate the mismatch between different financial assets and liabilities and contracts to fix part of the exposure to the bunker (oil), with the objective of protecting logistics costs related to the contracting of maritime freight.

10.3. Events with material effects that the events below have caused or are expected to cause in the financial statements of the issuer and in its results

a)             Introduction or disposal of operating segment.

Management has defined and uses the following as operating segments:

(i)                                     Pulp: it covers the activities of production and marketing of eucalyptus and fluff short-fiber market pulp to supply essentially the demands of the foreign market, with surplus being destined to the domestic market; and

(ii)                                  Paper: it covers the activities of production and marketing of paper to meet the demands of the domestic market and external market. Sales of the consumer goods segment (tissue) are classified in this segment due to the segment’s immateriality.

b)             Incorporation, purchase or disposal of equity interest.

PCH Mucuri

On October 25, 2016, the Company entered into a purchase and sale agreement with Queiroz Galvão Energia S.A. of the total shares of Mucuri Energética S.A., which owns a small hydroelectric plant located in the municipalities of Carlos Chagas and Pavão, in the State of Minas Gerais. This operation was completed on February 19, 2018 after the respective conditions have been implemented and the necessary approvals from the relevant governmental authorities have been obtained. The total amount paid was BRL 48,028 thousand.

FACEPA

On December 3, 2017, the Company entered into a Purchase and Sale Agreement and Other Covenants for the direct and indirect purchase of approximately 92.84% of the total share capital and 99.99% of the ordinary capital share of FACEPA - Fábrica de Papel da Amazônia S.A. (“Facepa”), for a total price of BRL 310 million, matter to adjustments. On January 19, 2018, the Administrative Council for Economic Defense (CADE) approved, without restrictions, the transaction of purchase of Facepa by Suzano. On March 1, 2018, after the previous conditions were implemented and the approvals of the relevant governmental authorities were obtained, Suzano acquired (i) 100% of the capital share of AGFA — Comércio, Administração e Participações Ltda. (“AGFA”), a holding company whose main asset was (and continues to be) 28.84% of the capital share of Facepa, and (ii) the total direct interest held by the controlling shareholders of Facepa, corresponding to 64% of capital of Facepa, thus totaling the purchase of 92.84% of the interest on the share capital of Facepa. The total amount paid was BRL 267,876 thousand. With the acquisition, the Company becomes one of the largest manufacturers of sanitary papers in Brazil, with a prominent position in the North and Northeast regions. In addition to the Facepa units in Belém (PA) and Fortaleza (CE), acquired with the completion of the operation as above, the Company already operates its own factories in Mucuri (BA) and Imperatriz (MA).

Land and forest purchases in São Paulo

On February, 5th 2018, the Company announced to the market that it has signed an Agreement of Purchase and Sale of Forest Assets, of Commitment to Buying and Selling Real Estate, Call Option and Other Covenants, with Suspension Clause with Duratex S.A., by means of which: (i) acquired about of nine thousand and five hundred (9,500) acres of rural areas and 1.2 million m³ of forests in the central region of the State of São Paulo, for the price of BRL 308.1 million; and (ii) acquired a call option to purchase about 20,000 acres of rural areas in the same region and 5.6 million m³ of forests, for the price of BRL 749.4 million, this call option was exercised by the company on July, 2 2018, the purchase of these forests and rural areas object of the exercise of this call option was completed on August, 31 2018. In combination with the solid forest base of the Company in the central region of the State of São Paulo, where the Company already had approximately sixty-one thousand (61,000) hectares, this operation generated optimization of its base, reducing the average radius to the industrial unit of Limeira, in addition to generating to the Company the possibility of a potential pulp production expansion project in the State of São Paulo.

Maxcel and Itacel

The companies participated in the process of concession in the port of Itaqui: Maxcel Empreendimentos e Participações S.A. (“Maxcel”), a wholly owned subsidiary of Suzano, and Itacel — Terminal de Celulose de Itaqui S.A. (“Itacel”), Maxcel’s wholly-owned subsidiary. Maxcel participated as a driver in the bidding process, with the obligation to set up a lessee as SPE (Special Purpose Company), in this case, Itacel, which, in addition to renting the concession, is responsible for the operation and storage of pulp in the area leased. The amount invested for the constitution of these subsidiaries was BRL 46,922 thousand.

Fibria

On March 15, 2018, Suzano Holding S.A., together with the other Company’s Controlling Shareholders (jointly, “Company’s Controlling Shareholders”), and by the controlling shareholders of Fibria Celulose S.A. (“Fibria” in conjunction with Suzano, “Companies”), Votorantim S.A. and BNDES Participações S.A. - BNDESPAR (“BNDESPAR”) (jointly, “Fibria Controlling Shareholders”), with the intervention and consent of Suzano, entered into the Commitment of Voting and Assumption of Obligations, whereby the Company’s Controlling Shareholders and Fibria’s Controlling Shareholders agreed to exercise their votes to combine the Company’s and Fibria’s operations and share bases, through a corporate restructuring (“Transaction”).

The Transaction resulted, among other aspects disclosed to the Company’s shareholders and to the market in general, in the ownership, by the Company, of all the shares issued by Fibria. The operation seeks to create a solid company with first-class assets strategically located, capable of supplying customers in all continents with its products efficiently.

Management believes that the integration of the Company’s and Fibria’s activities will allow the capture of efficiency gains and synergies derived from the reduction of operational, logistical and administrative costs and risks, and will enable Suzano to consolidate its position in the market as the lowest cost producer in the pulp industry.

c)              Unusual events or transactions.

On November 10, 2017, the process of migrating the Company from the Level 1 listing segment of B3 S.A. - Brasil, Bolsa, Balcão to the Novo Mercado listing segment was completed with the conversion of each class A preferred share or B shares issued by the Company in a common share and commencement of the business of the shares issued by the Company in the Novo Mercado listing segment.

On December 10, 2018, as approved by the Brazilian Securities and Exchange Commission (“CVM”), Suzano began trading its American Depositary Receipts (“ADRs”), Level II, on the New York Stock Exchange under the code “SUZ”. Previously, its ADRs were registered in the Level I segment and traded on the OTC Market (Over-the-counter Market) under the “SUZBY” code.

10.4 Significant changes in accounting practices - Reservation and emphasis in the auditor’s report

a)             Significant changes in accounting practices.

We present below the comments of our Board of Executive Officers regarding the analysis of significant changes in accounting practices and their impacts on the financial statements. During the years ended December 31, 2018, 2017 and 2016, the Company did not make any spontaneous change in accounting practices in the preparation of its financial statements.

The individual and restated financial statements presented were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with pronouncements issued by the Accounting Pronouncements Committee (“CPC”).

The restated financial statements include the directly and indirectly controlled subsidiaries and the joint operations and businesses, whose financial statements are the same as the Company’s base date.

Change in accounting practices for the financial years 2018

In 2018, the following standards/interpretations were issued and approved by the Accounting Pronouncements Committee (CPC) and International Accounting Standards Board (IASB), effective for fiscal years beginning on January 1, 2019. The Company did not adopt them in advance to prepare the financial statements for the year ended December 31, 2018. The new standards are presented below:

(i)                                    CPC 06 (R2) (IFRS 16) - Leasing operations

This standard replaces the guidances existing in IAS 17 and essentially determines that lessees must recognize in their liabilities the future payments, and its assets, their right to use the leased asset for practically all lease agreements, and financial and operating lease agreements will have the same accounting treatment, and certain short-term or low-value contracts fall outside the scope of this new standard. The standard is applicable as of January 1, 2019.

The Company will adopt IFRS 16 on January 1, 2019 using a modified retrospective approach that results in the prospective application of the standard. The modified retrospective approach does not require updating the accounting information of the previous period.

In adopting IFRS 16, the Company recognizes the lease liabilities in relation to the contracts that meet the definition of lease, in accordance with the principles of the new standard. These liabilities will be measured at the present value of the remaining lease payments, discounted based on the incremental loan rate on January 1, 2019. Assets associated with the right of use will be measured at the amount equal to the lease liability on January 1, 2019, without any impact on retained earnings.

In the initial adoption, the Company will use the following practical files allowed by the standard:

a)             The use of a single discount rate for a portfolio of leases with fairly similar characteristics;

b)             The lease contracts whose maturity will occur within 12 months of the date of the initial adoption of the standard, the accounting will be considered as short-term leases (directly in the income);

c)              The accounting of lease payments as expenses in the case of leases for which the underlying asset is of low value; and

d)             The use of past perception in determining the lease term, when the agreement contains options to extend or terminate the lease.

(ii)                                IFRIC 23 - Uncertainty over Taxes on Profits

The standard clarifies the way of accounting for tax positions related to Income Tax and Social Contribution. This rule is applicable when there are uncertainties as to the acceptance of the treatment by the fiscal authority. If acceptance is not likely, the values of tax assets and liabilities should be adjusted to reflect the best resolution of the uncertainty.

IFRIC 23 does not introduce new disclosures but reinforces the need to comply with existing disclosure requirements on (i) judgments made; (ii) assumptions or other estimates used; and (iii) the potential impact of uncertainties that are not reflected in the financial statements. The standard is applicable as of January 1, 2019.

The Company has evaluated the changes introduced by this new standard and based on the analyzes carried out, did not identify material changes that have an impact on its financial statements.

The transition method adopted by the Company is the retrospective transition model with modification, from which, the respective pronouncement becomes effective in the Company’s balance sheet as of the date of adoption, in the case, January 1, 2019, and the comparative figures are not altered to reflect the accounting practice adopted by the Company.

Change in accounting practices for the financial years 2017 and 2016

In the years ended December 31, 2017 and 2016, the following accounting standards were issued and approved by the CPC and IASB, effective for fiscal years beginning on or after January 1, 2018, and which were adopted by the Company in the preparation of the financial statements for the year ended December 31, 2018:

(i)                                    IFRS 9 (CPC 48) Financial instruments

It replaces the guidance in IAS 39 except for the recognition and derecognition of financial instruments and includes revised guidance on the classification and measurement of financial instruments, a new model of expected credit loss for the calculation of the impairment of financial assets. IFRS 9 is effective for years beginning on or after January 1, 2018.

The Company evaluated the changes introduced by this new standard and based on the analyzes carried out until the closing of these financial statements, the expected mapped impact on the Estimated Loss with Doubtful Accounts (“PECLD”), in the customer item will be immaterial in relation to the Accounts Receivable item. For the other financial instruments, we do not identify any impact in relation to the Company’s current financial instruments structure.

(ii)                                IFRS 15 (CPC 47) Revenue from contracts with customers

It replaces the guidance in IAS 18/IAS 11, and essentially determines that revenue is recognized, no longer by the transfer of risks and benefits to the client, but by the transfer of control, where the achievement of performance obligations, recognized over time or at any given time, identified in the contracts signed, is decisive for the evaluation of the consideration that the company expects to receive in exchange for control of these goods or services, and therefore the portion of the revenue to be recognized. IFRS 15 is effective for years beginning on or after January 1, 2018.

The Company has evaluated the changes introduced by this new standard and based on the analyzes carried out, did not identify changes that have an impact on its financial statements, due to: (i) all criteria for recognition of revenue are already met; and (ii) the Company does not have performance obligations subsequent to the delivery of the assets, that is, the Company fulfills the performance obligation by transferring the asset promised to the client at a specific time. This procedure is applicable in the Company for the domestic market and for the foreign market.

b)             Significant effects of changes in accounting practices.

The board of executive officers understands that there were no significant effects of changes in accounting practices and therefore, the financial statements as of December 31, 2018, 2017 and 2016 are comparable.

The adoption of CPC 06 (R2) - Leasing Operations will result in the recognition of rights-of-use assets and lease liabilities in the estimated amount of BRL 1,112,615 on January 1, 2019. The greatest impact produced by this standard is related to the recognition in the balance sheet of leases of lands used for the formation of eucalyptus forests, with terms of validity of up to 3 cycles of forest formation, around 21 years.

The amounts calculated up to the closing of these financial statements, which represent an increase in liabilities and in the right to use assets, are presented below:

Assets Class	Present Value of Assets (a)		Discount Rate (b)
Rural land	BRL	990.928 thousand	5.78%
Real Estate	BRL	18.452 thousand	5.78%
Machinery and Equipment	BRL	103.235 thousand	5.13%
Total	BRL	1.112.615 thousand

(a)         Net tax liabilities

(b)         To determine the discount rates, quotes were obtained from financial institutions for contracts with characteristics and average terms similar to the lease agreements.

c)              Emphasis in the auditor’s opinion.

Officers state that the reports of the independent auditors issued for the fiscal years ended December 31, 2018, 2017 and 2016 do not contain qualifications or emphases and agree with the opinion expressed in these reports.

10.5. Accounting policies used by the issuer, in particular accounting estimates made by management on uncertain and relevant issues for the description of the financial position and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, conversion adjustments in foreign currency, environmental recovery costs, criteria for testing the recovery of assets and financial instruments

In line with the recommendation contained in Circular Letter CVM/SEP/No.01/2019, the Company’s officers consider a critical accounting policy when it requires management to make judgments, estimates and establish assumptions that may affect the application of the accounting policies and practices of the Company and the values of assets, liabilities, income and expenses. The actual results may differ from such estimates. Estimates and assumptions are reviewed on an ongoing basis and any changes in their bases are recognized prospectively.

The Company’s officers highlight the following critical policies that have information about judgments and assumptions that have significant effects on the amounts recognized in the financial statements and that have significant risk of resulting in a material adjustment:

Measure of fair value

The Company selects methods and uses judgments in the assumptions used in the determination of the fair value, as well as in the definition of the sensitivity analysis scenarios.

When measuring the fair value of an asset or a liability, the Company uses observable market data as much as possible. The fair values are classified at different levels in a hierarchy based on the inputs used in the evaluation techniques.

Significant changes in the assumptions used may affect the Company’s equity position.

Financial instruments (derivatives and non-derivatives)

In order to determine the fair value of financial instruments that are not traded on an active market, valuation techniques are used by the Company.

The Company uses recent operations contracted with third parties, reference to other instruments that are substantially similar, cash flow analysis and others that have the minimum possible information generated by the Management. The Company also uses its judgment to define the scenarios presented in the sensitivity analysis.

Biological assets

The calculation of the fair value of biological forest assets is carried out using the discounted cash flow methodology, where several critical economic and forestry assumptions with a high degree of judgment are used.

The critical assumptions used in the calculation of fair value include: i) Annual Average Increase (IMA) - Due to the exposure of forests to climatic conditions, pest risk, fires and other risk factors that may impact on the estimated production of future forest wood; ii) Discount rate - Due to the macroeconomic assumptions and market risk that are not under the control of the Company; and iii) Selling price - market conditions are related to the level of supply and demand of the wood in each region.

Useful life and recoverable value of tangible and intangible assets

The useful life of the relevant tangible assets was defined by independent experts and in the specifications of the manufacturers of the machines and equipment, the level of operation of the industrial plants and the quality of preventive and corrective maintenance. Intangible assets with useful lives defined are based on reports of independent evaluators. All these materials involving a high degree of judgment and uncertainties in the respective dates of the reports.

If events or changes in circumstances occur that indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows, Management adjusts the balance to its recoverable amount.

Deferred income tax and social contribution

The recognition and value of deferred tax assets depends on the future generation of taxable income, which requires the use of estimates related to the Company’s future performance.

These estimates are contained in long-term planning, which is reviewed on an annual basis by the Management and submitted for approval by the Board of Directors. This plan is prepared using macroeconomic variables such as exchange rate and interest rate; variables of the market segment, such as expected supply/demand curves and projected sales prices; operational variables, such as production costs and production volumes expected. The set of these variables denotes the degree of judgment of the Company on the forecast of these assumptions and uncertainties as to their realization.

Management understands, based on the results projected and results obtained, that the realization of the deferred assets is probable.

Actuarial liabilities

The Company has actuarial commitments of post-employment benefits related to medical assistance to former employees. These commitments and costs depend on a series of economic and demographic assumptions, among which the most relevant are: discount rates, long-term inflation, changes in medical and hospital costs, and variability in the applied actuarial table, which imply degree of judgment towards the assumptions adopted.

These and other estimates are reviewed annually by independent experts and may diverge from actual results due to changes in market and economic conditions.

Provisions and Contingencies

The Company is involved in labor, civil and tax proceedings. The provision for lawsuits is prepared based on management’s assessment and opinion of internal and external counsel, and is matter to a high level of judgment.

10.6. Relevant items not shown in the financial statements

a)             The assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as: (i) operating leases, assets and liabilities; (ii) receivables portfolios written off against which the entity maintains risks and liabilities, indicating the respective liabilities; (iii) contracts for future purchase and sale of products or services; (iv) incomplete construction contracts; and (v) future financing receivables contracts.

The officers report that the Company does not have any material assets or liabilities that are not reflected in its Restated Financial Statements. All of its interests in subsidiaries or relationships with them are recorded in the Restated Financial Statements.

(i)                                    operating leases, assets and liabilities;

The Company is party to operating lease agreements, whose balances are not shown in its balance sheet due to its nature and accounting classification, following the legislation in force on the date of its financial statements for the year ended December 31, 2018, as shown in note 19.6 (ii) of the Company’s financial statements.

(ii)                                receivables portfolios written off over which the entity maintains risks and responsibilities, indicating their liabilities;

The Company’s Directors clarify that there are no receivables portfolios written off on which the entity maintains risks and liabilities not evidenced in the Company’s balance sheets in the fiscal year ended December 31, 2018.

(iii)                            contracts for future purchase and sale of products or services;

The Company has Take or Pay long-term contracts of up to 6 years, with suppliers of electricity, natural gas/LPG, fuel, chemicals, oxygen and CO2 and transportation, as described in note 20 to the financial statements referring to year ended December 31, 2018. The contracts provide for termination clauses and suspension of supply due to non-compliance with essential obligations.

(iv)                             incomplete construction contracts;

The Company’s Directors clarify that there are no incomplete construction contracts applicable to the Company, provided for in CPC 17, in the fiscal year ended December 31, 2018.

(v)                                 contracts for future receipt of financing.

The Company’s Directors clarify that there are no contracts for future financing receipts in the Company’s balance sheets for the fiscal year ended December 31, 2018.

b)             Other items not shown in the financial statements.

Not applicable, since the board informs that there are no other relevant items not evidenced in the financial statements for the year ended December 31, 2018.

10.7. Comments on items not shown in the financial statements

a)             How such items change or may change revenues, expenses, operating results, financial expenses or other items in the financial statements of the Company.

b)             Nature and purpose of the transaction.

c)              Nature and amount of the obligations assumed and the rights generated in favor of the issuer as a result of the transaction.

(i) Operating lease agreements

Until December 31, 2018, the Company had operating lease agreements related to the leasing of areas, offices, real estate, telephone centers and installation services, denominated in Brazilian Reais. The Management does not intend to purchase the assets at the end of the contract and the term of the contracts are not equivalent to the substantial part of the useful life of the assets.

Land lease contracts, used for the formation of eucalyptus forests, have maturities of up to 21 years (3 cycles of forest formation). The cost incurred in the payment of these contracts is recognized as the formation cost of Biological Assets.

Until December 31, 2018, operating lease payments were recognized as operating expenses in the Company’s income statement.

The minimum operational maturity payments were, on December 31, 2018, as follows:

Thousands of BRL
Within one year	181,903
More than one year and up to three years	484,200
More than three years and up to five years	258,018
More than five years	524,120
Total installments falling due	1,448,241

However, as from January 1, 2019, since the new lease (CPC 06 (R2)/IFRS 16) entered into force, the Company will recognize as right-to-use, in intangible assets, the amount of BRL 1,112.615 thousand, corresponding to the present value of the assumed lease obligations, which must be amortized over the term of the contracts and whose liabilities will result in the recognition of financial expenses as the adjustment to the present value of these contracts.

For more details, see note 3.2 (i) to the financial statements for the fiscal year ended December 31, 2018.

(ii) Take or Pay Contracts

The Company entered into long-term contracts of up to 6 years in Take or Pay modality with suppliers of electricity, natural gas/LPG, fuel, chemicals, oxygen and CO2 and transportation. The contracts provide for termination clauses and suspension of supply due to non-compliance with essential obligations.

On December 31, 2018, the amount involved in this type of contract amounts to BRL 5,763,658 thousand, considering the minimum contractual amounts.

10.8. Business Plan

a)             Investments, including: (i) quantitative and qualitative description of the investments in progress and of the investments planned, (ii) sources of investment financing and (iii) relevant divestments in progress and planned divestments.

The Board of Executive Officers reaffirms the Company’s focus on innovation, sustainability and operational excellence in order to consolidate its position as one of the most profitable and competent forest-based business organizations in the industry.

Suzano seeks continuous evolution, through the adoption of a set of measures and innovations that lead the Company to present consistent economic and financial results. Cash generation in recent years has allowed significant advances in the implementation of the Company’s strategy of creating value in a sustainable way.

On March 15, 2018, we entered into an agreement with the controlling shareholders of Fibria Celulose S.A. for a combination of transactions and shareholding bases of Fibria and Suzano through a corporate restructuring. Such transaction was matter to certain precedent conditions, whose full compliance was communicated to the market on November 29, 2018, allowing the conclusion of this operation on January 14, 2019. This transaction is transformational for Suzano and Fibria, as it is believed that it will allow the capture of efficiency gains and synergies derived from the reduction of operational, logistical and administrative costs and risks, and will enable Suzano to consolidate its position in the international market as the lowest cost producer in the pulp industry. In addition, in 2018, we acquired approximately 9,500 hectares of Duratex S.A.’s forest assets in the state of São Paulo and approximately 20,000 hectares with the exercise of the purchase option detailed in item 10.3.b above. The purpose of these investments is to reduce the cash cost of production by neutralizing the impacts of inflation through lower consumption of inputs, dilution of fixed costs and reduction of the wood cost with the optimization of the average radius of the forests that supply the factories, especially in the state of São Paulo.

We have also taken important steps in the adjoining business strategy, which seeks new uses of our asset base, diversifying our products with more profitable and scalable business. Important steps were taken in the tissue segment, with the purchase of FACEPA - Fábrica de Papel da Amazônia S.A., completed in March 2018. This purchase process aimed to make Suzano one of the largest manufacturers of sanitary papers in Brazil, with a prominent position in the North and Northeast regions. Also in the tissue segment, operations were started in own factories in Mucuri (BA) and Imperatriz (MA). There was also progress in relation to the sales volumes of Eucafluff®, to supply the diapers and sanitary pad market. These new businesses are means of diversification and the expectation is that these new businesses will increase their representativeness in restated results year after year, with greater value creation and in a sustainable manner, in order to reduce the Company’s results volatility, since are less exposed to exogenous factors (exchange rate and pulp price).

Finally, we continued the reduction of net debt, with liability management transactions, which contributed to reduce the cost of capital and lengthen the debt term. The Company also received the investment grade rating from Fitch Ratings and Standard and Poor’s.

In 2018, investments totaled BRL 2,795.7 million, of which BRL 1,269.1 million were for forest and industrial maintenance. Investments in the Structural Competitiveness and Adjacent Business projects totaled BRL 1,253.8 million, mainly related to the purchase of Facepa (BRL 267.9 million), to the payment of Duratex land and forest purchases (BRL 670.2 million) and the Tissue (MA and BA) and Lignina projects. While other initiatives totaled BRL 272.9 million.

Investments (R$ ‘000)	2018	2017	2016
Maintenance	1,269,082	1,099,771	1,158,119
Industrial Maintenance	298,986	273,236	251,348
Forestry Maintenance	970,096	826,535	906,771
Structural Competitiveness and Adjacent Business	1,253,765	490,067	437,399
Acquisition of Facepa	267,876	—	—
Acquisition of Duratex land and forests	670,232	—	—
Acquisition of land and forests in Maranhão	—	236	789,337
Others	315,657	489,831	437,399
Other Investments	272,872	165,545	251,818
Total	2,795,719	1,755,148	2,636,672

The Board of Executive Officers reaffirms its long-term profitability strategy and remains committed to become an even more innovative company with operational excellence and sustainability in its operations.

The assumptions taken by the Company are matter to risks and uncertainties that may cause such expectations to not materialize or are substantially different from what was expected. For more information on the risks to which the Company is subject, see items 4 and 5 of the Reference Form.

b)             Acquisitions already disclosed of plants, equipment, patents or other assets that can materially influence the productive capacity of the Company.

On February, 5th 2018, the Company announced to the market that it has signed an Agreement of Purchase and Sale of Forest Assets, of Commitment to Buying and Selling Real Estate, Call Option and Other Covenants, with Suspension Clause with Duratex S.A., by means of which: (i) acquired about of nine thousand and five hundred (9,500) acres of rural areas and 1.2 million m³ of forests in the central region of the State of São Paulo, for the price of BRL 308.1 million, as mentioned in item 10.8(a) above; and (ii) acquired a call option to purchase about 20,000 acres of rural areas in the same region and 5.6 million m³ of forests, for the price of BRL 749.4 million, this call option was exercised by the company on July, 2 2018, the purchase of these forests and rural areas object of the exercise of this call option was completed on 31 August 2018.

Also in 2018, the purchase of FACEPA - Fábrica de Papel da Amazônia S.A. was completed, as referred to in items “a” and “c” of this section 10.8 of the Reference Form, as well as the operation for the combination of operations and bases shares of Fibria and Suzano, further detailed in sections 10.8 “a” and 10.3 of this Reference Form.

c)              New products and services, indicating: (i) a description of ongoing research already disclosed; (ii) total amounts spent by the Company on research to develop new products or services; (iii) projects already under development; and (iv) expenses incurred by the Company in the development of new products or services).

In 2017, Suzano started the operation of the Consumer Goods Unit with the beginning of the activities of the tissue segment (paper for sanitary purposes, mainly), with production of coils and finished product in the units of Imperatriz (MA) and Mucuri (BA), with an installed production capacity of 120 thousand tons per year of tissue coils, and the maximum conversion capacity for finished product covered by the project is 60 thousand tons per year. Each plant has the same installed production capacity, and the total investment is estimated at BRL 540 million. This initiative allows Suzano to find a structural tax solution (monetization of ICMS credits), evidencing our operational competitiveness, due to the paper machine being integrated with the pulp unit and being present in more than 80% of the cash cost and logistics.

In addition to Suzano’s objective of expanding its activities to the adjacent pulp product markets in December 2017, the Company entered into a contract for the purchase of FACEPA - Fábrica de Papel da Amazônia S.A., completed in March 2018. FACEPA has units in Belém (PA) and Fortaleza (CE) and the total investment of the purchase is BRL 310 million, matter to adjustments. With the acquisition, Suzano becomes one of the largest manufacturers of sanitary papers in Brazil, with a prominent position in the North and Northeast regions.

This amplitude of new businesses that innovate and break paradigms contributes to our growth by investing in projects of high profitability and scalability, and helps to build means of diversification, creating sustainable value.

In addition, in 2019, the production of lignin is expected to start at the Limeira Unit (SP). With a capacity of 20 thousand tons per year, we will be active in the kraft lignin segment and in a new technology frontier of the industry. Lignin can be used as a renewable raw material to replace petroleum-based chemicals in a number of value-added applications that exceed its current use.

Suzano will be the first producer of lignin kraft and derivatives from Latin America and the first in the world to produce lignin from planted and certified eucalyptus forests, which will open up unique opportunities to exploit the potential identified. The investment in this project is estimated at around BRL 90 million.

10.9. Other relevant factors that have materially influenced the operating performance and that have not been identified or commented on in the other items of this section

There are no other relevant factors to this topic that were not disclosed in the items above.

IV - Allocation of Net Income (Exhibits 9-1-II - CVM Instruction No. 481)

EXHIBIT 9-1-II - ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018, PREPARED BY THE MANAGEMENT OF SUZANO PAPEL E CELULOSE S.A., TO BE SUBMITTED TO THE APPRECIATION AND RESOLUTION OF THE ANNUAL SHAREHOLDERS’ MEETING, ACCORDING TO EXHIBIT 9-1-II OF CVM INSTRUCTION NO. 481/09.

1. Inform the net income of the fiscal year.

In the fiscal year ended December 31, 2018, the Company recorded net income of three hundred and eighteen million, three hundred and thirty-eight thousand, seven hundred and ninety-seven reais and eighty-nine centavos (R$318,338,797.89).

2. Inform the total amount and the amount per share of the dividends.

Total amount of six hundred million reais (R$600,000,000.00), corresponding to the amount per share of R$0.44470086 per common share.

3. Inform the percentage of the distributed net income of the fiscal year.

In compliance with the law and Company’s Bylaws, the dividends to be distributed represent 25% on adjusted net income of the fiscal year.

4. Inform the total amount and the amount per share of the distributed dividends based on the profit from previous years.

There were no distribution of dividends and interest on equity (“JCP”) in 2018 based on the profit of previous years.

5. Inform, after the deduction of anticipated dividends, already stated:

a) Dividend gross amount, in a segregated manner, per share of each type approved in Company’s Board of Directors meeting held on November 21, 2019, and whose payment will be submitted for approval to the Annual Shareholders Meeting to be held on April 18, 2019:

		Proposed Dividends
Type of shares	Number of shares	Amount per share		Total
Dividends	1,349,221,580	R$	0.44470086	R$	600,000,000.00

b) The form and payment term of dividends and interest on equity.

We submitted for examination by the Board of Directors the proposal of the Board of Executive Officers for the declaration and distribution of dividends (“Dividends Distribution Proposal”) in the aggregate amount of six hundred million reais (R$600,000,000.00), corresponding to R$0.44470086 per common share of the Company, as follows: (i) three million, four hundred sixty-five thousand, nine hundred forty-seven reais and seventy-six centavos (R$3,465,947.76) as the minimum mandatory dividends payable; and (ii) five hundred ninety-six million, five hundred thirty-four thousand, fifty-two reais and twenty-four centavos (R$596,534,052.24) as additional dividends attributed to the balance of Profit Reserve for Capital

Increase, with payment to be made on April 30, 2019, subject to approval of the distribution of these dividends by the Annual Shareholders’ Meeting of the Company to be held on April 18, 2018.

c) Possible incidence of adjustment and interest on dividends. There is no monetary adjustment and interest on the proposed dividends.

d) Date of statement of the payment of dividends considered for the identification of the shareholders with right to receive.

Such dividends have their payments scheduled for April 30, 2019, based on the shareholding position on such Company´s Annual Shareholders’ Meeting date (“Record Date”), with the shares trading “ex-rights” as from the first business day immediately after the Meeting (April 19, 2018).

6. In case of the statement of dividends or interest on equity based on income assessed in quarterly balance sheets or in shorter periods:

a) Inform the amount of dividends and interest on equity already stated.

Not applicable.

b) Inform the dates of such payments.

Not applicable.

7. Provide the comparative table indicating the following amounts per share of each type and class:

a) Net income of the fiscal year and of the three (3) previous fiscal years.

Profit (loss) per share (in thousands R$)	2018	2017	2016
Common shares (1)	0.29112	1.65561	1.55223

(1) On November 10, 2017, the Company migrated to the Novo Mercado segment of B3. Thus, the total preferred shares were converted into common shares, at the ratio of one preferred share to each common share, with no change in the capital stock, but a simple conversion of preferred shares for the purpose of calculation and presentation of earnings per share. Such conversion was made retrospectively.

b) Dividends and interest on own equity distributed in the three (3) previous fiscal years.

Payment Date	Dividends/Interest on Equity (JCP)	Common Share (per share)		PNA (per share)		PNB (per share)
Fiscal Year of 2016
05/10/2017	Dividends	R$	0.31837417	R$	0.35021159	R$	0.35021159
Fiscal Year of 2017
12/11/2017	Interest on Equity (JCP)	R$	0.18300000	—		—
05/09/2018	Dividends	R$	0.19222841	—		—
Fiscal Year of 2018
04/30/2019	Dividends	R$	0.44470086	—		—

8. In case of allocation of earnings to the legal reserve:

a) Identify the amount destined to the legal reserve:

The amount of fifteen million, nine hundred and sixteen thousand, nine hundred and thirty-nine reais and eighty-nine centavos (R$15,916,939.89), according to Article 193, paragraphs 1 and 2, of the Brazilian Corporation Law, was allocated to constitute the Legal Reserve.

b) Inform the details of the calculation form of the legal reserve.

Of the net income for the year, 5% were applied, prior to any other allocation, in the constitution of the legal reserve up to the limit of 20% of the capital stock, pursuant to the provisions of Article 193 of the Brazilian Corporation Law and Article 26, sub-item (a) of Company’s Bylaws. Such reserve may no longer be constituted in the year in which the balance of the legal reserve, plus the amount of capital reserves (Article 193 of Law no. 6404), exceeds 30% of the capital stock.

9. If the Company holds preferred shares with right to fixed or minimum dividends:

a) Describe the calculation form of fixed or minimum dividends.

Not applicable.

b) Inform whether the net income for the year is sufficient for full payment of fixed or minimum dividends.

Not applicable.

c) Identify if any part that is not paid is cumulative.

Not applicable.

d) Identify the total amount of the fixed or minimum dividends to be paid to each class of preferred shares

Not applicable.

e) Identify fixed or minimum dividends payable per preferred share of each class

Not applicable.

10. In relation to the mandatory dividend:

a) Describe the calculation method provided for in the bylaws

Article 26, sub-item (c) of Company´s Bylaws sets forth the payment of dividends that represent, in each year, the equivalent to the lower amount between: (i) twenty-five percent (25%) of the annual net income adjusted in the form of Article 202 of Law No. 6404/1976; or (ii) ten percent (10%) of Company’s Operating Cash Generation in such Fiscal Year, as provided for in Article 26, paragraph 3, of Company’s Bylaws.

b) Inform if it is being paid in full.

Yes.

c) Inform the amount to be possibly retained.

Not applicable.

11. In the event the mandatory dividend is retained on account of the company’s financial position: a) Inform the retained amount; b) Describe, in details, the financial position of the company, including the aspects related to the analysis of liquidity, working capital and positive cash flows and c) justify the retention of dividends.

Not applicable.

12. In the case of the allocation of income to the contingencies reserve: a) identify the amount destined to the reserve; b) identify the loss considered probable and its cause; c) explain why the loss was considered probable and d) justify the constitution of the reserve.

There will be no allocation of income for contingencies reserve.

13. In the case of the allocation of income to the reserve of unrealized profit: a) inform the amount allocated to the unrealized income reserve and b) inform the nature of the unrealized profit which gave rise to the reserve.

Not applicable.

14. In the case of the allocation of income to the statutory reserves.

a) Describe the statutory clauses that define the reserve:

Pursuant to Article 26, sub-item (d) of the Company’s Bylaws, after the calculation of the mandatory minimum dividend, the balance, if any, will have the allocation that, at the management proposal, is resolved by the General Meeting, with the option to allocate up to ninety percent (90%) to the Reserve for Capital Increase, aiming at ensuring adequate operational conditions. Such Reserve shall not exceed eighty percent (80%) of the capital stock. The remaining amount shall be allocated to the Statutory Special Reserve in order to ensure the continuity of the half-year distribution of dividends up to the limit of twenty percent (20%) of the capital stock.

b) Identify the amount allocated to the reserve.

Pursuant to sub-item (d) of Article 26 of the Bylaws, the amount of seventy million, nine hundred and forty thousand, ninety-seven reais and fifteen centavos (R$70,940,097.15) was allocated to the constitution of Reserve for Capital Increase, and the amount of seven million, eight hundred and eighty-two thousand, two hundred and thirty-three reais and two centavos (R$7,882,233.02) was allocated to the constitution of Statutory Special Reserve.

c) Describe how the amount was calculated.

Allocation of 2018 Income
	Net income for the year of 2018		318,338,797.89
( - )	Legal Reserve (on net income)	5%	(15,916,939.89)
( - )	Tax Incentive Reserve		(288,558,066.97)
=	Adjusted Net Income		13,863,791.03
( - )	Mandatory minimum dividends	25%	3,465,947.76
( + )	Realization of Valuation Adjustments to Equity		68,424,486.90
+	Forfeited dividends		66,389.66
=	Profit Available for the Composition of Statutory Reserves		78,822,330.17
( - )	Reserve for Capital Increase	90%	(70,940,097.15)
( - )	Legal Reserve (on net income)	10%	(7,882,233.02)

15. In the case of retained earnings provided for in the capital budget:

a) Identify the retained amount

Seventy million, nine hundred and forty thousand, ninety-seven reais and fifteen centavos (R$70,940,097.15) allocated to constitute the Reserve for Capital Increase, and seven million, eight hundred and eighty-two thousand, two hundred and thirty-three reais and two centavos (R$7,882,233.02) allocated to the constitution of Statutory Special Reserve.

In accordance with item (d), article 26 of the Bylaws, the amount of seventy million, nine hundred forty thousand, ninety-seven reais and fifteen centavos (R$70,940,097.15) was allocated to constitute the Reserve for Capital Increase, and the amount of seven million, eight hundred eighty-two thousand, two hundred thirty-three reais and two centavos (R$7,882,233.02) was allocated to constitute the Statutory Special Reserve.

16. In the event of allocation of profit or loss to the tax incentive reserve

a) Amount allocated to the reserve

Pursuant to article 195-A of the Brazilian Corporation Law, the amount of two hundred and eighty-eight million, five hundred and fifty-eight thousand, sixty-six reais and ninety-seven centavos (R$288,558,066.97) was allocated to the Tax Incentive Reserve.

b) Nature of the allocation

Mucuri (State of Bahia) and Imperatriz (State of Maranhão) industrial units are located in the area of operation of the Northeast Region Development Superintendence (“SUDENE”) and are eligible for tax relief corresponding to a 75% decrease in the tax levied on the profit of the operation.

For the Mucuri (State of Bahia) unit, Lines 1 and 2 enjoy tax relief corresponding to a 75% decrease in the tax levied on the profit of the operation until calendar years 2024 and 2027, respectively. The Imperatriz Unit is eligible for tax relief until 2024. This tax relief is calculated based on the profit or loss from the incentivized operations determined based on the tax levied on the profit of the operation. The result from such tax relief is a decrease in income tax expenses.

The company participates in state tax incentive programs that involve the granting of presumed tax credits, differentiated tax rates and reductions in assessed amounts, in accordance with the law and with the agreements entered into with each Brazilian state. These benefits are treated as a reserve for subsidizing investments and recognized under shareholders’ equity, with the accrual accounting method adopted for recognizing such taxes or recognized when the subsidiaries comply with the main obligations under the state programs, when the benefit is deemed probable.

V - Remuneration of the Management (Section 13 - CVM Instruction no. 480)

The compensation in the Company is linked to the results and to the generation of value for the shareholders. The remuneration offered by the Company allows to attract, maintain and recognize professionals of great potential and performance in its Management.

In recent years, the Company has transformed and developed the criteria for evaluating the fixed and variable remuneration of the Company’s entire leadership, passing in recent years to an EBITDA-based evaluation model (earnings before interest, taxes, depreciation and amortization) and in ROIC (Return on Employee Capital). The Company understands that ROIC is the best criterion for assessing leadership performance throughout the year, since it aligns Management’s compensation with the interests of shareholders, creating a virtuous circle of sustainable and long-term value generation. The Company also uses the concept of stretch results in the composition of the variable compensation of its leadership. Part of this remuneration will be calculated based on the accounting numbers of 2018 and part must be adjusted from variables exogenous to the result. Exogenous variables are considered mainly the effects of the exchange rate and the international price of pulp in the results, since the Company has no interference with them. Accordingly, the Company believes that this methodology is the most fair to evaluate the performance of its Management.

For some employees, who have direct or indirect and active responsibility in the long-term strategy of the Company, the possibility of accessing a long-term incentive program linked to the valuation of the Company’s phantom shares is offered. Also, for a selected group of employees more interconnected with their long-term objectives, the possibility of joining a Share Call Option Program with pre-defined conditions is offered.

The recent changes in the criteria for evaluating management compensation, as well as the aforementioned programs, aim to encourage the development of the Company based on its corporate strategy, seeking to maximize return on invested capital.

13.1. Description of compensation policy or practice, including of the non-statutory Board of Executive Officers:

a)             Objectives of the compensation policy or practice

The Company’s compensation policy has the objective of attracting and retaining professionals that are aligned with its principles and values and with the shareholders’ objectives.

To this end, the Company has its policy of monitoring the external environment and annually compares its salary range with reference markets, composed of companies competing in the segments in which it operates, Brazilian multinationals, publicly traded companies or with a remuneration strategy similar to that which the Company practices.

The compensation strategy indicates that the Company intends to position itself above the median of its reference market so that it can achieve its goals of attracting and retaining high-level professionals, that will help the Company to deliver and exceed the results planned.

The Company also practices the distribution of profit and loss in relation to short-term variable compensation based on targets that are aligned with the Company’s strategy and that are appropriate for each employee’s share.

For some employees, who have direct or indirect and active responsibility in the long-term strategy of the Company, the possibility of accessing a long-term incentive program linked to the valuation of the Company’s phantom shares is offered.

The Company also offers for eligible executives a Program of Call Options for the Purchase of Common Shares, with pre-defined conditions and in line with the Company’s long-term objectives.

Both programs aim to stimulate the expansion of the Company and the attainment of established business goals, starting with the creation of incentives aimed at a better alignment of our executives, managers and employees, with the Company’s objectives.

b)             Composition of compensation, indicating:

(i)            description of the elements of compensation and the objectives of each of these elements

The following shall be considered as compensation elements:

•                  Fixed annual compensation: includes salary or compensation per work, direct and indirect benefits and remuneration for participation in committees, among others, aiming at the remuneration in the short term.

•                  Variable compensation: includes bonuses, participation in results, remuneration for participation in meetings, among others, aiming at remuneration in the short- and medium-term.

•                  Share-based compensation: long-term incentive program covering phantom shares and share call option, aiming at remuneration in the short- and medium-term.

•                  Post-employment benefits: it covers private pension plans, aiming at assistance after the termination of the bond with the Company.

•                  Benefits motivated by the termination of the position: not applicable

The application of these elements, as well as their objectives, occurs according to the following detailed bodies:

Board of Directors:

The members of the Board of Directors who do not have a permanent dedication to this activity are entitled only to a fixed compensation, which is established according to market standards and aims to reward, attract and retain Directors who add value to the Company’s results.

Those Directors who have permanent dedication, in addition to fixed compensation, may be entitled to a variable compensation, also in line with market standards, through researches of renowned consulting firm specialized in the subject.

No member of the Board of Directors participates in the long-term incentive programs in phantom shares or the long-term share call option incentive program.

Members of the Board of Directors who do not have permanent dedication are not entitled to any benefit.

Those who have permanent dedication, in turn, benefit from life insurance by the Company and those who, besides being permanent, also occupy seats in Committees, are also entitled to the benefit granted by the Company.

Board of Officers:

The members of the Board of Officers are entitled to fixed and variable remuneration.

For variable remuneration, there is the short-term incentive as a reward for the attainment of goals that support the Company’s short-term strategy.

There is also the long-term incentive, which, through a phantom shares mechanism and the Share Option Program, rewards officers for reaching goals that underpin the Company’s medium- and long-term strategic objectives.

Both portions of the variable compensation act in the alignment of the officers with the shareholders’ objectives and with the sustainability of the Company.

Both the fixed and variable compensation of the members of the Board of Officers are established, according to market standards, through surveys conducted by renowned consulting firms specialized in the subject.

The following benefits also include the compensation of the Board of Officers: supermarket vouchers, meal vouchers, group life insurance, life insurance for personal accidents, private pension, health checkup, health plan, dental plan and vehicle.

As well as compensation, the benefits offered also follow market standards through research conducted by renowned consulting firm specialized in the subject.

Audit Committee:

On this date, the Company’s Finance Committee is permanent and composed of independent professionals, and it has been proposed to change its operating regime to non-permanent, as published on February 28, 2019 in the call notice for the Company’s general meeting to take place on April 1, 2019.

The compensation policy of its members is in line with the existing legislation, which provides, in addition to the compulsory reimbursement of travel and accommodation expenses necessary for the performance of the position, compensation of at least 10% of the fixed remuneration, on average, allocated to the Board members, not including the benefits, representation funds and profit sharing distributed to the other officers.

Therefore, the members of the Finance Committee are not entitled to any variable compensation, nor to benefits.

Committees.

On this date, the members of the Statutory Committees can justify the fixed and variable compensation in the short term, so that the share of the compensation of the members of the Committees composes the total compensation, indicated by the market research.

However, it is pointed out that it was proposed the extinction of the current statutory advisory committees of the Company’s Board of Directors, which will be resolved at the Company’s extraordinary general meeting to be held on April 1, 2019.

When this total compensation, based on market research, has already been achieved, the members of the statutory Committees, as applicable, will not be entitled to variable remuneration.

(ii)        the proportion of each element in total compensation

In the last three years, members of the Board of Directors, without permanent dedication, received fixed compensation, with no share of variable compensation, share-based compensation or post-employment benefits, in the same way as members of the Finance Committee.

For the members of the Board of Directors with permanent dedication, the table below indicates the percentage of the fixed and variable compensation, with no share-based compensation.

Year	Fixed compensation (1)	Variable Compensation Short Term (2)
2018	44%	56%
2017	39%	61%
2016	37%	63%

(1) Fixed compensation (wages/compensation per work, charges, direct and indirect benefits and post-employment).

(2) Short-term variable compensation (bonus and profit sharing).

Regarding the Board of Executive Officers, the table below indicates the percentage of the fixed compensation (wages/compensation per work, direct and indirect and post-employment benefits), the short-term variable (bonus and profit sharing) and long variable compensation term (based on shares):

Year	Fixed compensation (1)	Variable Compensation Short Term (2)	Variable Compensation Long Term (3)
2018	31%	26%	43%
2017	31%	43%	26%
2016	28%	43%	28%

(1) Fixed compensation (wages/compensation per work, direct and indirect benefits and post-employment).

(2) Short-term variable compensation (bonus and profit sharing).

(3) Long-term variable compensation (based on shares).

These percentages may vary depending on the result of the indicators that direct the variable compensation.

(iii)    calculation and adjustment methodology of each of the compensation elements

The compensation amounts paid by the Company to the members of the Board of Executive Directors, Committees and Councils are periodically compared to the amounts paid by the market, especially by competing companies in the segments in which the Company operates, Brazilian multinationals, publicly traded companies or that have a remuneration strategy similar to that practiced by the Company, according to the guidelines established by the compensation strategy, through research carried out by renowned external consultants specialized in the subject, in order to determine the degree of competitiveness and, if necessary, evaluate the need to propose adjustments in some remuneration component that is misaligned.

(iv)     reasons that justify the compensation composition

We seek to align the composition of our compensation to the proportions practiced by the market and these are also scaled in order to reach the objective of the compensation strategy regarding the positioning of total compensation above the average of this selected market.

(v)         the existence of members not compensated by the issuer and the reason for such fact

There is no unpaid members

c)              Key performance indicators taken into consideration in determining each compensation element.

For the fixed portion of the compensation, market research and the relative positioning of the compensation against this market are considered.

The variable portions (variable compensation and share-based compensation) are based on indicators that demonstrate the support to the Company’s strategy.

The indicators used to measure individual performance are the following:

• Working capital, including inventory and payment term;

• Equity and debt collection;

• Completion of critical activities defined;

• Budget compliance within limits defined;

• Fixed, variable and commercial costs;

• Effective availability of planting areas;

• Net debt of the Company and its cost;

• EBITDA;

• Effective preparation and submission of business plan;

• Implementation of steps related to innovation actions;

• Effective closing of contracts;

• Free cashflow;

• Effective implementation of activities planned;

• Operational integration of companies acquired;

• Maintenance of adequate capital structure;

• Contribution margin;

• Production levels of paper and cellulose;

• ROIC;

• Analysis of investment through VPL, project and payback rates;

• Analysis of forest, industrial and logistic operational efficiency.

For the post-employment benefit, market research and the relative positioning of its practice against this same market are also considered.

d)             How compensation is structured to reflect the evolution of performance indicators

The fixed portion of the compensation is structured to a position in the median of the selected market, based on research conducted by a specialized consultancy on the subject.

The variable remuneration is structured so that only when minimum levels of defined goals are reached, variable remuneration is recognized.

In addition, the Company has a structured program to evaluate the alignment of the Board members’ behavior, so as to guarantee their alignment with the Company’s goals, values and ethical principles. This assessment also has a reflection on a portion of the variable compensation.

e)              How the compensation policy or practice aligns with the issuer’s short-, medium- and long- term interests

The Company seeks to align remuneration practices with short-term interests by attracting and retaining professionals who add value to their business.

Fixed remuneration practices aiming at immediate reward, through monitoring the behavior of the Company’s comparative market, are in line with short-term interests.

On the other hand, variable remuneration practices, especially in the form of bonuses and profit sharing, act as a hybrid between short-term interests (when referring to the results achieved) and also the medium-term (results to be achieved) interests of the Company.

As for share-based compensation practices, which are represented by the phantom shares and share call option programs, they ensure the commitment of their holders to the continuity of the Company and its long-term interests.

f)               Existence of compensation supported by subsidiaries, controlled companies, direct or indirect controlling companies

Board of Directors:

There are members of the Board of Executive Directors who also have fixed and variable compensation (bonuses and profit sharing) supported by direct controllers, given their participation in the Board of Directors and/or Board of Executive Officers of the following companies: Suzano Holding and IPLF Holding.

Board of Officers:

There are members of the Board of Officers who receive fixed compensation from Ibema Companhia Brasileira de Papel, a direct subsidiary of the Company, as fees for participation in the Board of Directors, according to the amounts set forth in item 13.15 below.

Audit Committee:

There are no members of the Finance Committee with compensation supported by subsidiaries, controlled companies or direct or indirect controllers.

Committees.

On this date, there are members of the Comittees who also have fixed and variable compensation (bonuses and profit sharing) supported by direct controllers, given their participation in the Board of Directors and/or Board of Executive Officers of the following companies: Suzano Holding and IPLF Holding.

However, it is pointed out that it was proposed the extinction of the current statutory advisory committees of the Company’s Board of Directors, which will be resolved at the Company’s extraordinary general meeting to be held on April 1, 2019.

g)             Existence of any compensation or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the issuer.

Typically, there is no remuneration or benefit to members of management linked to the occurrence of a particular corporate event. Exceptionally in 2018, certain Statutory Directors and members of the Board of Directors who actively participated in the negotiation for the combination of the assets and shareholding bases of Suzano Papel e Celulose S.A. and Fibria Celulose S.A. were entitled to the bonus.

h)             Practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers

The total compensation adopted by the Board of Directors and the Statutory Board is established, according to market standards, by means of researches per agency conducted by renowned consultants specialized in the subject.

13.2 Total compensation of Board of Directors, Statutory Officers and Finance Committee:

Total compensation forecast for the current fiscal year Dec/31/2019 - Annual Values (in BRL)

a) Board	Board of Directors	Statutory Executive Officers	Audit Committee	Total
b) Total number of members	10.00	8.00	3.00	21.00
c) Number of members compensated	10.00	8.00	3.00	21.00
d) Compensation segregated in:
i. Annual fixed compensation, segregated in
Salary or compensation per work	8,439,510.03	22,092,272.00	784,719.75	31,316,501.78
Direct and Indirect Benefits	621,798.67	1,490,089.69	—	2,111,888.36
Compensation for participation in committees	2,745,837.96	—	—	2,745,837.96
Others	2,237,069.60	4,418,454.40	156,943.95	6,812,467.95
Description of other fixed compensation	INSS (employer’s liens) incident on annual fixed compensation.
ii. Variable compensation, segregated in
Bonus	5,081,921.00	—	—	5,081,921.00
Profit Sharing	—	14,422,120.00	—	14,422,120.00
Compensation for participation in meetings	210,000.00	—	—	210,000.00
Commissions	—	—	—	—
Others	1,058,384.20	—	—	1,058,384.20
Description of other variable compensation	INSS (employer’s liens) incident on variable remuneration (bonus).
iii. Post-employment benefits	—	604,800.00	—	604,800.00
vi. Benefits motivated by the termination of the position	—	—	—	—
v. Share-based compensation, including options	—	75,677,951.89	—	75,677,951.89
e) Value, per body, of the compensation of the board of directors, statutory board and finance committee	20,394,521.46	118,705,687.98	941,663.70	140,041,873.14
f) Total compensation of the board of directors, statutory board and finance committee	20,394,521.46	118,705,687.98	941,663.70	140,041,873.14
Note	The number of members of each agency was calculated considering the annual average of the number of members calculated on a monthly basis.

Total compensation of Fiscal Year on 12/31/2018 - Annual Amounts (in BRL)

a) Board	Board of Directors	Statutory Officers	Audit Committee	Total
b) Total number of members	9.00	8.00	3.00	20.00
c) Number of members compensated	8.42	7.50	3.00	18.92
d) Compensation segregated in:
i. Annual fixed compensation, segregated in
Salary or compensation per work	4,981,956.00	27,797,163.55	729,586.92	33,508,706.47
Direct and Indirect Benefits	518,165.56	1,316,099.76	—	1,834,265.32
Compensation for participation in committees	2,310,852.00	—	—	2,310,852.00
Others	484,987.20	1,292,111.44	48,768.19	1,825,866.83
Description of other fixed compensation

INSS (employer’s liens) incident on annual fixed compensation. There was no contribution in the period from January to August 2018 due to the payroll exemption, the contribution returning as of September 2018.

ii. Variable compensation, segregated in
Bonus	8,581,921.00	17,500,000.00	—	26,081,921.00
Profit Sharing	—	7,001,502.50	—	7,001,502.50
Compensation for participation in meetings	150,000.00	—	—	150,000.00
Commissions	—	—	—	—
Others	1,436,384.20	1,680,000	—	3,166,384.20
Description of other variable compensation

INSS (employer’s liens) incident on variable remuneration (bonus). There was no contribution in the period from January to August 2018 due to the payroll exemption, the contribution returning as of September 2018.

iii. Post-employment benefits	—	415,844.56	—	415,844.56
vi. Benefits motivated by the termination of the position	—	—	—	—
v. Share-based compensation, including options	—	43,009,394.73	—	43,009,394.73
e) Value, per body, of the compensation of the board of directors, statutory board and finance committee	18,464,265.96	100.012.116,54	778,355.11	119,254,737.61
f) Total compensation of the board of directors, statutory board and finance committee	18,464,265.96	100.012.116,54	778,355.11	119,254,737.61
Note	The number of members of each agency was calculated considering the annual average of the number of members calculated on a monthly basis.

Total compensation of Fiscal Year on 12/31/2017 - Annual Amounts (in BRL)

a) Board	Board of Directors	Statutory Officers	Audit Committee	Total
b) Total number of members	9.00	6.83	3.00	18.83
c) Number of members compensated	9.00	6.83	3.00	18.83
d) Compensation segregated in:
i. Annual fixed compensation, segregated in
Salary or compensation per work	5,217,156.00	9,941,013.69	342,353.39	15,500,523.08
Direct and Indirect Benefits	287,151.07	845,133.43	—	1,132,284.50
Compensation for participation in committees	2,310,852.00	—	—	2,310,852.00
Others	—	—	—	—
Description of other fixed compensation	INSS (employer’s liens) incident on annual fixed compensation. There was no contribution due to payroll exemption.
ii. Variable compensation, segregated in
Bonus	5,081,921.00	9,505,268.36	—	14,587,189.36
Profit Sharing	—	6,003,564.55	—	6,003,564.55
Compensation for participation in meetings	100,000.00	—	—	100,000.00
Commissions	—	—	—	—
Others	—	—	—	—
Description of other variable compensation	INSS (employer’s liens) incident on annual fixed compensation. There was no contribution due to payroll exemption.
iii. Post-employment benefits	—	350,807.40	—	350,807.40
vi. Benefits motivated by the termination of the position	—	—	—	—
v. Share-based compensation, including options	—	9,466,796.98	—	9,466,796.98
e) Value, per body, of the compensation of the board of directors, statutory board and finance committee	12,997,080.07	36,112,584.41	342,353.39	49,452,017.87
f) Total compensation of the board of directors, statutory board and finance committee	12,997,080.07	36,112,584.41	342,353.39	49,452,017.87
Note	The number of members of each agency was calculated considering the annual average of the number of members calculated on a monthly basis.

Total compensation of Fiscal Year on Dec/31/2016 - Annual Amounts (in BRL)

a) Board	Board of Directors	Statutory Officers	Audit Committee	Total
b) Total number of members	8.50	5.50	3.00	17.00
c) Number of members compensated	8.50	5.50	3.00	17.00
d) Compensation segregated in:
i. Annual fixed compensation, segregated in
Salary or compensation per work	4,231,117.60	7,045,061.32	342,670.68	11,618,849.60
Direct and Indirect Benefits	300,408.82	462,889.87	—	763,298.69
Compensation for participation in committees	2,016,180.00	—	—	2,016,180.00
Others	—	—	—	—
Description of other fixed compensation	INSS (employer’s liens) incident on annual fixed compensation. There was no contribution due to payroll exemption.
ii. Variable compensation, segregated in
Bonus	4,495,545.00	8,373,788.95	—	12,869,333.95
Profit Sharing	—	3,555,734.10	—	3,555,734.10
Compensation for participation in meetings	25,000.00	—	—	25,000.00
Commissions	—	—	—	—
Others	—	—	—	—
Description of other variable compensation	INSS (employer’s liens) incident on annual fixed compensation. There was no contribution due to payroll exemption.
iii. Post-employment benefits	—	277,305.63	—	277,305.63
vi. Benefits motivated by the termination of the position	—	—	—	—
v. Share-based compensation, including options	—	7,814,635.16	—	7,814,635.16
e) Value, per body, of the compensation of the board of directors, statutory board and finance committee	11,068,251.42	27,529,415.03	342,670.68	38.940.337,13
f) Total compensation of the board of directors, statutory board and finance committee	11,068,251.42	27,529,415.03	342,670.68	38.940.337,13
Note	The number of members of each agency was calculated considering the annual average of the number of members calculated on a monthly basis.

13.3. Variable Compensation of Board of Directors, Statutory Officers and Committee

Current financial year (to be closed on Dec/31/2019)

Board	Board of Directors	Statutory Executive Officers	Audit Committee	Total
Total number of members	10.00	8.00	3.00	21.00
Number of paid members	2.00	7.00	0.00	9.00
Bonus
i. Minimum amount estimated by compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount estimated by compensation plan	5,081,921.00	N/A	N/A	5,081,921.00
iii. Value provided in compensation plan - reached targets	5,081,921.00	N/A	N/A	5,081,921.00
Profit sharing
i. Minimum amount estimated by compensation plan	N/A	—	N/A	—
ii. Maximum amount estimated by compensation plan	N/A	14,422,120.00	N/A	14,422,120.00
iii. Value provided in compensation plan - reached targets	N/A	8,213,060.00	N/A	8,213,060.00

Fiscal year ended on Dec/31/2018

Board	Board of Directors	Executive Officers	Audit Committee	Total
Total number of members	8.42	7.50	3.00	18.92
Number of paid members	3.00	7.50	0.00	10.50
Bonus
i. Minimum amount estimated by compensation plan	0.00	0.00	N/A	0.00
ii. Maximum amount estimated by compensation plan	5,234,379.00	0.00	N/A	5,234,379.00
iii. Value provided in compensation plan - reached targets	8,581,921.00	0.00	N/A	8,581,921.00
iv. Amount effectively recognized in the fiscal year	8,581,921.00	17,500,000.00	N/A	26,081,921.00
Profit sharing
i. Minimum amount estimated by compensation plan	N/A	0.00	N/A	0.00
ii. Maximum amount estimated by compensation plan	N/A	12,157,458.54	N/A	12,157,458.54
iii. Value provided in compensation plan - reached targets	N/A	7,961,065.69	N/A	7,961,065.69
iv. Amount effectively recognized in the fiscal year	N/A	7,001,502.50	N/A	7,001,502.50

Fiscal year ended on Dec/31/2017

Board	Board of Directors	Executive Officers	Audit Committee	Total
Total number of members	9.00	6.83	3.00	18.83
Number of paid members	2.00	6.83	—	8.83
Bonus
i. Minimum amount estimated by compensation plan	3,317,924.00	—	N/A	3,317,924.00
ii. Maximum amount estimated by compensation plan	5,081,921.00	10,651,561.49	N/A	15,733,482.49
iii. Value provided in compensation plan - reached targets	5,081,921.00	9,582,780.11	N/A	14,664,701.11
iv. Amount effectively recognized in the fiscal year	5,081,921.00	9,505,268.36	N/A	14,587,189.36
Profit sharing
i. Minimum amount estimated by compensation plan	N/A	—	N/A	—
ii. Maximum amount estimated by compensation plan	N/A	9,182,941.39	N/A	9,182,941.39
iii. Value provided in compensation plan - reached targets	N/A	6,304,838.64	N/A	6,304,838.64
iv. Amount effectively recognized in the fiscal year	N/A	6,003,564.55	N/A	6,003,564.55

Fiscal year ended on Dec/31/2016

Board	Board of Directors	Executive Officers	Audit Committee	Total
Total number of members	8.50	5.50	3.00	17.00
Number of paid members	2.00	7.00	—	9.00
Bonus
i. Minimum amount estimated by compensation plan	3,317,924.00	—	N/A	3,317,924.00
ii. Maximum amount estimated by compensation plan	5,081,921.00	10,084,997.88	N/A	15,166,918.88
iii. Value provided in compensation plan - reached targets	4,495,545.00	8,514,000.00	N/A	13,009,545.00
iv. Amount effectively recognized in the fiscal year	4,495,545.00	8,373,788.95	N/A	12,869,333.95
Profit sharing
i. Minimum amount estimated by compensation plan	N/A	—	N/A	—
ii. Maximum amount estimated by compensation plan	N/A	5,818,510.67	N/A	5,818,510.67
iii. Value provided in compensation plan - reached targets	N/A	3,522,653.33	N/A	3,522,653.33
iv. Amount effectively recognized in the fiscal year	N/A	3,555,734.10	N/A	3,555,734.10

13.4. Compensation Plan based on shares of Board of Directors and Statutory Board:

a)             Terms and general conditions

Suzano Papel e Celulose has four long-term Incentive Plans based on shares: (i) the Phantom Shares plan, (ii) the Share Call Options plan, (iii) Share Appreciation Rights (SAR) and (iv) the Performance Shares Plan. The plans are presented below.

The Company establishes general conditions for granting, which are defined in specific regulations that must be administered by the Management Committee, in accordance with the guidelines and conditions established by the Company’s Bylaws and Board of Directors.

The Management Committee annually establishes performance indicators at the corporate level (purchase condition), which, if achieved, constitute the right to grant long-term incentive plans to the beneficiaries.

In general terms, the amount to be granted is determined based on (i) meeting targets and (ii) discretionary amounts assigned by the Management Committee in relation to the level of compliance with corporate indicators.

The plans are presented below.

(i)                                    Phantom Share Plan

For its main officers and key members among its employees, the Company has a long-term incentive plan (ILP) linked to the Company’s share price, with payment in cash (settlement in cash) called the Phantom Share Plan.

The determination of the amounts of phantom shares to be granted to each beneficiary is defined based on the wage of the beneficiary, a wage multiple and the average of the last 90 quotations of the Company’s share in B3.

Starting in 2015, Phantom Shares plans were granted with vesting periods of three and four years (50% of the shares granted in each lot) and grants of three lots of phantom shares with   vestments of, respectively, three, four and five years (1/3 of the total granted in each lot).

In addition to these grants of Phantom Shares, there was a grant in 2012 with special conditions that limited minimum and/or maximum values to be reached by the phantom shares. More specifically, the phantom shares of the 2012 Special Program (a) had a minimum redemption value of BRL 9.00 and a maximum value of BRL 15.53 per share. The phantom shares of the 2012 Special Program(b) and the 2012 Special Program(c) had a guaranteed minimum redemption of BRL 9.00, without a fixed maximum amount. The other features of this plan are the same as those of the conventional Phantom Action Plan. These grants of 2012 have all been redeemed.

(ii)                                Share Call Option Plan

Of the Company’s Share Call Option Plans (SOPs), only Program 3, granted in 2013, was active in the beginning of 2018, but all outstanding options were exercised throughout the year, and no new grants were made. Therefore, this plan currently has no open grant. See below a detail of the grant that was outstanding at the beginning of the period (Program 3).

On January 18, 2013, Program 3 was launched with the granting of 9 million options. The options are divided into 5 equal lots of options (20% of the total options for each). The grace period for each lot depends on the performance of the beneficiary in the grace period. That is, the shortage can be anticipated if pre-defined goals are achieved. After the grace period ends, the beneficiary has 90 days to exercise the options.

The 1st lot has a 24-month grace period, which can be anticipated for 12 months. The 2nd lot has a 36-month grace period, which can be anticipated for 24 months. The 3rd lot has a 60-month grace period, which can be anticipated for 36 months. The 4th lot has a 72-month grace period, which can be anticipated for 48 months. The 5th lot has a 72-month grace period, which can be anticipated for 60 months.

(iii)                            SAR Plan

In 2014, the Company granted the Share Appreciation Rights (SAR) plan for its principal officers and key members among its employees. The payment of this plan considers the difference between the price of the Company’s share and a base value. This brings the Plan similar to the share call option plans (the base value, fulfills the role of price of a call option plan). For this reason, and because it is settled in cash (in cash) the plan is also called the Phantom Option Plan.

The grants have an exercise price (or minimum level of share appreciation) that represents 20% of the average of the last 90 trading sessions prior to the grant date. The grant was composed of a lot with grace period 3 years after the grant and maturing 6 months after the grace period ended.

The beneficiary may be invited to participate in the plan. The acceptance is related to the investment of a value that represents 5% of the value of the grant. At the end of the grace period, the executive may pay 20% of the value of the grant to acquire the phantom shares (i.e. to exercise the phantom call options). Both 5% and 20% must be deposited in the company account.

Thus, the beneficiary’s gain may be penalized or reduced due to the performance of SPC’s shares in comparison to the performance of the competing shares.

(iv)                             Restricted Share Plan with Performance

On January 1, 2018, the Company established a Restricted Share Plan based on the Company’s performance. The Plan associates the number of Restricted Shares granted to the Company’s performance in relation to the ROIC goal (Return Over Invested Capital). The size of the grant of restricted shares is defined in financial terms and is subsequently converted into shares based on the last 60 pre-announcements on December 31 of SUZB3 at B3 (Brazil, Bolsa, Balcão) (Program 4).

The ROIC measurement will follow the following formula:

ROIC = NOPLAT / Capital Used

Where:

NOPLAT = Adjusted EBITDA - Maintenance Capex - IR and CSLL Cash + Monetization of ICMS

Capital Used = Current Assets + Fixed Assets (position on December of the previous year) + Biological Assets (position on December of the previous year) - Current Liabilities

At the end of the vesting period, ROIC is evaluated and the number of shares acquired is determined. However, the beneficiaries of the grant must follow a lockup period of   thirty-six (36) months, after the conversion of the shares, during which it will not be able to market the shares in the market.

If beneficiaries leave the Company before the end of the reference fiscal year for the measurement of ROIC, they will lose the right to the next grant of Restricted Shares.

b)             Main goals of the plan

The Company’s ILP Plans were created with the purpose of:

(i)    stimulating the expansion of the Company and the achievement of established business goals, through the creation of incentives aimed at a greater integration of its executives, managers and employees, as shareholders (shareholders, specifically for the Share Call Option Plan) of the Company;

(ii)   to enable the Company to maintain its professionals, offering them, as an advantage and additional incentive, the opportunity to be shareholders (specifically shareholders for the Share Call Option Plan) of the Company, under the terms and conditions set forth in the respective regulation and plan of programs; and

(iii)  promote the good performance of the Company and the achievement of the interests of its shareholders through a long-term commitment on the part of its officers, managers and employees.

c)              How the plan contributes to these objectives

The plan contributes to the objectives presented above, by aligning the personal and financial objectives of the beneficiaries with the Company’s long-term objectives, defined annually by the Management Committee.

d)             How the plan fits into the issuer’s compensation policy

The plan is part of the Company’s compensation policy, in order to compose the total compensation of the beneficiaries, although the options for the purchase of common shares do not include the salary or the overall compensation of the beneficiaries, under the terms of the contracts of adhesion to the plan programs.

Thus, in selected market research conducted by specialized consulting, the position of the total compensation of the beneficiaries against this market is evaluated, and the Company’s strategy is that they are positioned above the average of these results.

e)              How the plan aligns the interests of management and the issuer in the short-, medium- and long-term

The grants made based on share-based compensation programs (Phantom Shares, SAR and share call options) align the interests of the managers and the issuer in the short, medium and long term, since the concession, since these remuneration are based on performance indicators and depend on the Management Committee’s analysis, encouraging the managers’ interest in working on the valuation of the company for the consequent appreciation of its shares or options granted.

In addition, the program cycle provides for a vesting period for Phantom Shares and SARs, in order to stimulate the beneficiary’s interest in focusing on long-term sustainable management actions.

In the case of share options, the Company grants future terms, based on the grant price which, in turn, is lower than the value of the share at the time of grant, so that the beneficiary has an interest to seek the valuation of the company, aiming at a greater difference between the purchase price on the grant date and the fair price of the Company’s shares in the exercise of the option.

In addition, the share option plan adopted by the Company imposes a restriction period for the transfer of shares, which also acts so that the beneficiary has an interest in focusing on sustainable management actions in the long term.

As an example, some of the indicators adopted by the Management Committee for granting the share-based compensation program are the EBITDA and ROIC ratio, the aggregate economic value and the increase in the value of the company.

f)               Maximum number of shares covered

•             Phantom Share Plan and SAR Plan

Limit not applicable, since in both Plans, no existing shares of the Company are issued/granted - settlement is done in cash.

•             Share Call Option Plan

The Options granted under the Share Option Plan may not exceed two percent (2%) of the total shares of the Company’s subscribed and paid-in capital share during the effective term.

•             Restricted Share Plan with Performance

The Restricted Shares granted must comply with the maximum financial grant limit of BRL 5,100,000.00. That is, the total shares granted must be equal to the ratio between BRL 5,100,000.00 and the reference value of the shares, based on the average of the last 60 trading sessions of the SUZB3 share as of December, 31 of the  reference year.

g)             Maximum number of options to be granted

•             Phantom Share Plan and SAR Plan

Not applicable, because it is a share-based program or phantom options.

•             Share Call Option Plan

For the Share-based compensation plan with share payment (share options), the options granted may not exceed 2% of the total shares of the paid-up and subscribed capital share of the Company, as they should come, as be suggested by the Management Committee and approved by the Board of Directors: (i) the issue of new shares, within the limit of the Company’s authorized capital; and/or (ii) shares held in treasury.

During the vesting period for the exercise of the options, the beneficiary is prohibited from disposing of or imposing any liens on these options.

h)             Conditions for purchase of shares

•             Phantom Share Plan

Officers in the positions of Executive Director, Director and key members of the Company are eligible for this program.

The Plan’s regulations also determine the following conditions for these beneficiaries to become entitled to the exercise of the Phantom Shares (conditions of purchase and non-acquisition): (i) in case of dismissal for cause or request for voluntary dismissal or dismissal without cause by the company (in these cases, the beneficiary will automatically lose any right to exercise the Phantom Shares granted to him, without compensation); (ii) in the event of retirement, the maturity of the expected periods for the exercise of the Phantom Shares will be anticipated, conferring upon the beneficiary the right to immediately exercise all of the Phantom Shares; (iii) in the absence of the situation (i) above, the purchase conditions are considered to be fully satisfied, thus allowing the beneficiary to exercise its Phantom Shares in the terms defined by the regulations.

Except in the non-purchase conditions mentioned above, the Phantom Shares may only be exercised after a grace period of one to four years (vesting period) and, where applicable, up to a limit of five years from the date of grant.

•             SAR Plan

Officers in the positions of Executive Director, Director and key members of the Company are eligible for this program.

The invitation in a given year is no guarantee of permanence in the program, and candidates selected in one year may or may not be on the list in subsequent years.

The Plan’s regulations also determine the following conditions for those beneficiaries to be entitled to the exercise of SARs (conditions of purchase and non-acquisition): (i) in case of dismissal for cause or request for voluntary dismissal the beneficiary will lose automatically the right to exercise the SAR granted to him, without compensation, also losing the amount invested to join the program; (ii) in the event of unjustified termination, the beneficiary will only receive the amount invested to join the program adjusted by the IPCA index and (iii) in the event of retirement, the maturity of the anticipated periods for exercise of the Phantom Shares will be anticipated; (iv) in the absence of situation (i) and (ii) above, the purchase conditions are considered to be fully met, thus allowing the beneficiary to exercise its SARs under the terms defined by the regulations.

Except under the non-purchase conditions mentioned above, SARs may only be exercised after a grace period of three years (vesting period). The maximum term of 5 years for redemption (maturity) and a term of 6 months after payment of 20% of the year should be also considered to effectively receive payment from the company (a concept similar to that of share lockup).

•             Share Call Option Plan

For the Share Call Option Plan for the beneficiaries:

(i) officers in positions as Executive Officer, Director and key members of the Company will be eligible; and

(ii) the Management Committee, through the validation of the Board of Directors, will select, in its sole discretion, the beneficiaries who will be entitled to the granting of the options in each program, among the persons eligible to participate in this plan, according to the paragraph above.

In case of dismissal for cause, request for voluntary dismissal or retirement, the beneficiary will automatically lose any right to exercise the options granted to him, without compensation. In the event of a dismissal without cause, the maturity of the periods established for the exercise of share options must be anticipated, giving the beneficiary the right to immediately exercise all the options, while, in the absence of the situations above, the purchase conditions are fully satisfied, thus allowing the beneficiary to exercise its options under the terms defined by the regulation.

Except for the non-purchase conditions mentioned above, grace periods were defined (purchase period, defined in 13.4 (j) below), during which beneficiaries may exercise their option, in whole or in part.

•             Restricted Share Plan with Performance

For the Restricted Shares plan, for the beneficiaries:

(i) officers in positions as Executive Officer, Director and key members of the Company will be eligible; and

(ii) the Management Committee, through the validation of the Board of Directors, will select, in its sole discretion, the beneficiaries who will be entitled to the granting of the restricted shares in each program, among the persons eligible to participate in this plan, according to the paragraph above.

Regarding the purchase conditions, the granting of restricted shares is conditioned to the Company’s performance in relation to the ROIC target and also to the permanence of the beneficiaries during the reference period for ROIC calculation.

i)                Criteria for setting the purchase or exercise price

•             Phantom Share Plan

There is no exercise price, since the plan is not based on options, but on the value of shares. However, the gain corresponding to each phantom share granted is calculated as follows:

VR = VMA x Quantity of phantom actions, being:

VR = Redemption Amount = Amount to be redeemed by the beneficiary.

VMA = quotation of the Company’s shares calculated by the average of the last 90 trading sessions counting from the closing of the last trading day preceding the liquidation date.

•             SAR Plan

The exercise price, corresponding to each SAR (phantom option), by which the beneficiaries can exercise their option, is calculated as follows:

Pe = 20% x average of the last 90 trading sessions before the grant date.

The amount redeemed is given by:

VR = [VMA - Pe] x TSR, whereas:

VR = Redemption Amount = Amount to be redeemed by the beneficiary

VMA = quotation of the Company’s shares calculated by the average of the last 90 trading sessions counting from the closing of the last trading day preceding the liquidation date.

TSR = percentage linked to the performance of the Company in relation to its competitors, which may vary from 75% to 125%, when applicable.

•             Share Call Option Plan

For Program 3, the exercise price was given by the average of the last 30 trading sessions prior to the granting of the options, discounting 15%.

In this Program, in addition to the condition of permanence, the exercise is also subject to corporate performance targets specified in the grant agreements.

•             Restricted Share Plan with Performance

Not applicable.

j)                Criteria for fixing the exercise term

The exercise term must respect at least the cycle that the Company determines as appropriate for the return of the beneficiaries’ shares in the form of income for the Company.

•             Phantom Share Plan

The exercise term is given for up to 5 years after the grant.

•             SAR Plan

The maximum exercise term (maturity) of the SAR is 5 years after the grant.

•             Share Call Option Plan

Program 3 consists of 5 equal lots. The grace period for each lot depends on the performance of the beneficiary in the grace period. That is, the shortage can be anticipated if pre-defined goals are achieved. After the grace period ends, the beneficiary has 90 days to exercise the options.

The 1st lot has a 24-month grace period, which can be anticipated for 12 months. The 2nd lot has a 36-month grace period, which can be anticipated for 24 months. The 3rd lot has a 60-month grace period, which can be anticipated for 36 months. The 4th lot has a 72-month grace period, which can be anticipated for 48 months. The 5th lot has a 72-month grace period, which can be anticipated for 60 months. In any of these situations, the maximum exercise period is 6 months after the grace period ends.

•             Restricted Share Plan with Performance

Not applicable. There is, however, a lockup period of 36 months after the conversion of the Restricted Shares.

k)             Settlement method

•             Phantom Share Plan and SAR Plan

Settlement is done in payroll in favor of the beneficiary when all conditions are met.

•             Share Call Option Plan and Restricted Share Plan with Performance

The settlement is made through the Company’s shares.

l)                Restrictions on transfer of shares

•             Phantom Share Plan and SAR Plan

There is no grant of shares of the Company for this program, since the settlement is made in cash.

•             Share Call Option Plan

For Program 3, there are no restrictions on the transfer of shares. It is settled in shares (securities).

•             Restricted Share Plan with Performance

There is a lockup period of thirty six (36) months, within which the transfer of shares is not allowed. It is settled in shares (securities).

m)         Criteria and events that, when found, will cause the suspension, modification or termination of the plan

In the event of dissolution or liquidation of the Company, the beneficiaries of the Share Call Option Plan may exercise their options that may already be exercised in the period between the date of the convening of the general meeting of shareholders whose purpose is to resolve on the dissolution or liquidation of the Company and the date of its realization.

Otherwise, the options will be extinguished, in the same way as the Regulation and the respective Accession Agreements.

The share call option plans, as well as the Long-Term Incentive in Phantom Shares and the SAR Plan, may be terminated at any time by decision of the Company’s Management Committee. The expiration of the plans will not affect the effectiveness of the options still in force that have been granted through the current regulation.

n)             Effects of the resignation of the Administrator from the issuer agencies on their rights under the share-based compensation plan

As mentioned in item 13.4(h) above, with respect to the Phantom Shares (i) in the event of termination for cause or request of voluntary dismissal or dismissal without cause by the company (in these cases, the beneficiary will automatically lose any right to exercise the Phantom Shares granted to him/her without compensation); (ii) in the event of retirement, the maturity of the expected periods for the exercise of the Phantom Shares will be anticipated, conferring upon the beneficiary the right to immediately exercise all of the Phantom Shares; (iii) in the absence of the situation (i) above, the purchase conditions are considered to be fully satisfied, thus allowing the beneficiary to exercise its Phantom Shares in the terms defined by the regulations.

In the case of SAR, in situations of termination due to cause or request for voluntary dismissal, the beneficiary will automatically lose any right to exercise the Phantom Shares granted to him/her, without compensation, also losing the amount invested to join the program. In the event of termination without cause, the beneficiary will only receive the amount invested to join the program corrected by the IPCA index.

13.5 Compensations based on shares of board of directors and statutory board of officers:

The information in the Phantom Plans, Special Phantom Shares, Share Options, Share Appreciation Rights Plan, and Performance Restricted Share Plan are presented in the following tables.

There are no Phantom Shares, Special Phantom Shares, Options or Restricted Shares with Performance available to the Board of Directors or Audit Committee. Only the Statutory Board of Officers is contemplated by these plans.

There may be a variation in the number of shares/options granted when comparing consecutive years tables due to the change of the Statutory Board of Officers from one year to the next.

PHANTOM SHARE PLAN	Forecast for Dec/31/2019
a) Board	Statutory Board of Officers
b) Total number of members	7.50
c) Number of members paid	6.50
d) Regarding each granting of Share call options:
i. Granting date	03/01/2015	03/01/2016	04/03/2017	02/10/2017	01/03/2018
ii. Number of options granted	127,938	41,578	1,218,048	126,024	132,798
iii. Number of outstanding options at the beginning of the period	56,325	36,606	913,536	126,024	98,076
iv. Deadline for options to become exercisable	56,325 as of Mar/01/2019	18,303 on Mar/01/201918,303 on Mar/01/2020	304,512 on Mar/4/2020 304,512 at Apr/4/2021 304,512 at Mar/4/2022	42.008 on Oct/20/2020 42.008 on Oct/20/2021 42.008 on Oct/20/2022	49,038 on Mar/01/202149,038 as of Mar/01/2022
v. Maximum term for exercise of options	56,325 as of Mar/01/2019	18,303 on Mar/01/201918,303 on Mar/01/2020	304,512 on Mar/4/2020 304,512 at Apr/4/2021 304,512 at Mar/4/2022	42.008 on Oct/20/2020 42.008 on Oct/20/2021 42.008 on Oct/20/2022	49,038 on Mar/01/202149,038 as of Mar/01/2022
vi. Restriction term on transfer of shares	Not applicable for Phantom Shares
vii. Weighted average exercise price of options
• outstanding at the beginning of the fiscal year	BRL 42.46	BRL 42.46	BRL 42.46	BRL 42.46	BRL 42.46
• losses during the fiscal year	There is no forecast
• Exercised during the fiscal year	There is no forecast
• expired during the fiscal year	There is no forecast
e) Fair value of the shares on the grant date	BRL 10.80	BRL 16.93	BRL 13.30	BRL 15.87	BRL 19.88
f) Potential dilution in case of exercise of all shares	Not applicable for Phantom Shares

PHANTOM SHARE PLAN	Fiscal period ending on Dec/31/2018
a) Board	Statutory Board of Officers
b) Total number of members	7.50
c) Number of members paid	6.50
d) Regarding each granting of Share call options:
i. Granting date	03/01/2015	03/01/2016	04/03/2017	02/10/2017	01/03/2018
ii. Number of phantom shares granted	127,938	41,578	1,218,048	126,024	132,798
iii. Number of outstanding phantom shares at the beginning of the period	127,938	41,578	1,218,048	126,024	132,798
iv. Deadline for phantom shares to become exercisable	63,969 on Mar/1/2018 63,969 on Mar/1/2019	20,789 on Mar/1/2019 20,789 as of Mar/1/2020	406,016 on Apr/3/2020 406,016 at Apr/3/2021 406,016 at Apr/3/2022	42.008 on Oct/20/2020 42.008 on Oct/20/2021 42.008 on Oct/20/2022	66,399 on Mar/1/202166.399 on Mar/1/2022
v. Deadline for the exercise of phantom shares	63,969 on Mar/1/2018 63,969 on Mar/1/2019	20,789 on Mar/1/2019 20,789 as of Mar/1/2020	406,016 on Apr/3/2020 406,016 at Apr/3/2021 406,016 at Apr/3/2022	42.008 on Oct/20/2020 42.008 on Oct/20/2021 42.008 on Oct/20/2022	66,399 on Mar/1/202166.399 on Mar/1/2022
vi. Restriction term on transfer of shares	Not applicable for Phantom Shares
vii. Weighted average value of phantom shares:
• outstanding at the beginning of the fiscal year	BRL 42.46	BRL 42.46	BRL 42.46	BRL 42.46	None
• losses during the fiscal year	BRL 51.76	BRL 51.76	BRL 51.76	None	BRL 52.35
• Exercised during the fiscal year	BRL 19.88	None	None	None	None
• expired during the fiscal year	None	None	None	None	None
e) Fair value of the phantom shares on the grant date	BRL 10.80	BRL 16.93	BRL 13.30	BRL 15.87	BRL 19.88
f) Potential dilution in case of exercise of all phantom shares	Not applicable for Phantom Shares

PHANTOM SHARE PLAN	Fiscal period ending on Dec/31/2017
a) Board	Statutory Board of Officers
b) Total number of members	6.83
c) Number of members paid	5.33
d) Regarding each granting of Share call options:
i. Granting date	03/01/2015	03/01/2016	04/03/2017	02/10/2017
ii. Number of phantom shares granted	176,343	50,894	1,218,048	126,024
iii. Number of outstanding phantom shares at the beginning of the period	157,318	50,894	—	—
iv. Deadline for phantom shares to become exercisable	50% 3 years after grant 50% 4 years after grant		33% 3 years after grant 33% 4 years after grant 33% 5 years after grant
v. Deadline for the exercise of phantom shares	50% 3 years after grant 50% 4 years after grant		33% 3 years after grant 33% 4 years after grant 33% 5 years after grant
vi. Restriction term on transfer of shares	Not applicable for Phantom Shares
vii. Weighted average value of phantom shares:
• outstanding at the beginning of the fiscal year	11.44	11.44	None	None
• losses during the fiscal year	None
• Exercised during the fiscal year	None
• expired during the fiscal year	None
e) Fair value of the phantom shares on the grant date	10.80	16.93	13.30	15.87
f) Potential dilution in case of exercise of all phantom shares	Not applicable for Phantom Shares

PHANTOM SHARE PLAN	Fiscal period ending on Dec/31/2016
a) Board	Statutory Board of Officers
b) Total number of members	5.50
c) Number of members paid	4.50
d) Regarding each granting of Share call options:
i. Granting date	MAR-01-2012	03/01/2013	03/01/2015	03/01/2015
ii. Number of phantom shares granted	366,530	459,915	180,146	45,944
iii. Number of outstanding phantom shares at the beginning of the period	19,625	404,262	180,146	—
iv. Deadline for phantom shares to become exercisable	50% 3 years after grant 50% 4 years after grant
v. Deadline for the exercise of phantom shares	50% 3 years after grant 50% 4 years after grant
vi. Restriction term on transfer of shares	Not applicable for Phantom Shares
vii. Weighted average value of phantom shares:
• outstanding at the beginning of the fiscal year	11.44	11.44	11.44	11.44
• losses during the fiscal year	None	None	11.44	None
• Exercised during the fiscal year	16.05	19.96	None	None
• expired during the fiscal year	None	None	11.44	None
e) Fair value of the phantom shares on the grant date	7.49	6.58	10.80	16.93
f) Potential dilution in case of exercise of all phantom shares	Not applicable for Phantom Shares

SPECIAL PHANTOM SHARE PLAN	Forecast for the fiscal period ending on Dec/31/2019
There are no outstanding Special Phantom Share Plans in 2019, all of which have already been finalized by the end of the 2016 fiscal year.

SPECIAL PHANTOM SHARE PLAN	Fiscal period ending on Dec/31/2018
There are no outstanding Special Phantom Plans in 2018, all of which have been finalized by the end of the 2016 fiscal year.

SPECIAL PHANTOM SHARE PLAN	Fiscal period ending on Dec/31/2017
There are no outstanding Special Phantom Share Plans in 2017, all of which have already been finalized by the end of the 2016 fiscal year.

SPECIAL PHANTOM SHARE PLAN	Fiscal period ending on Dec/31/2016
a) Board	Statutory Board of Officers
b) Total number of members	5.50
c) Number of members paid	2.00
d) In relation to each grant:
i. Granting date	12/21/2012
ii. Number of phantom shares granted	340.000
iii. Number of outstanding phantom shares at the beginning of the period	140,000
iv. Deadline for phantom shares to become exercisable	3/31/2015 80,000	31/03/2016 140,000
v. Deadline for the exercise of phantom shares	30 days after grace period expires
vi. Restriction term on transfer of shares	Not applicable for Phantom Shares
vii. Weighted average value of phantom shares:
• outstanding at the beginning of the fiscal year	15.53
• losses during the fiscal year	None
• Exercised during the fiscal year	15.53
• expired during the fiscal year	None
e) Fair value of the phantom shares on the grant date	5.55	5.55
f) Potential dilution in case of exercise of all phantom shares	Not applicable for Phantom Shares

OPTION PLAN	Forecast for the fiscal period ending on Dec/31/2019
There are no outstanding Option Plans in 2019, all of which have already been finalized by the end of the 2018 fiscal year.

OPTION PLAN	Fiscal period ending on Dec/31/2018
a) Board	Statutory Board of Officers
b) Total number of members	7.50
c) Number of members paid	1.00
d) In relation to each grant:
i. Granting date	01/18/2013
ii. Number of options granted	9.000.000
iii. Number of outstanding options at the beginning of the period	1,800,000
iv. Deadline for options to become exercisable	Jan/18/2018 - 1,800,000
v. Maximum term for exercise of options	90 days after grace period expires
vi. Restriction term on transfer of shares	None
vii. Weighted average exercise price of options
• outstanding at the beginning of the fiscal year	BRL 4.73
• losses during the fiscal year	None
• Exercised during the fiscal year	BRL 4.73
• expired during the fiscal year	None
e) Fair value of share options on grant date	BRL 3.99
f) Potential dilution in case of exercise of all options	0.16%

OPTION PLAN	Fiscal period ending on Dec/31/2017
a) Board	Statutory Board of Officers
b) Total number of members	6.83
c) Number of members paid	1.00
d) In relation to each grant:
i. Granting date	01/18/2013
ii. Number of options granted	9.000.000
iii. Number of outstanding options at the beginning of the period	1,800,000
iv. Deadline for options to become exercisable	Jan/18/2018 - 1,800,000
v. Maximum term for exercise of options	90 days after grace period expires
vi. Restriction term on transfer of shares	None
vii. Weighted average exercise price of options
• outstanding at the beginning of the fiscal year	BRL 4.73
• losses during the fiscal year	There is no forecast
• Exercised during the fiscal year	BRL 4.73
• expired during the fiscal year	There is no forecast
e) Fair value of share options on grant date	BRL 3.99
f) Potential dilution in case of exercise of all options	1.23%

OPTION PLAN	Fiscal period ending on Dec/31/2016
a) Board	Statutory Board of Officers
b) Total number of members	5.50
c) Number of members paid	1.00
d) In relation to each grant:
i. Granting date	01/18/2013
ii. Number of options granted	9.000.000
iii. Number of outstanding options at the beginning of the period	5,400,000
iv. Deadline for options to become exercisable	01/18/2016 1,800,000	01/18/2017 1,800,000	01/18/2018 1,800,000
v. Maximum term for exercise of options	90 days after grace period expires
vi. Restriction term on transfer of shares	None
vii. Weighted average exercise price of option
• outstanding at the beginning of the fiscal year	4.73
• losses during the fiscal year	None
• Exercised during the fiscal year	4.73
• expired during the fiscal year	None
e) Fair value of share options on grant date	3.95
f) Potential dilution in case of exercise of all options	1.23%

SAR PLAN	Forecast for the fiscal period ending on Dec/31/2019
a) Board	Statutory Board of Officers
b) Total number of members	7.50
c) Number of members paid	6.50
d) Regarding each granting of Share call options:
i. Granting date	04/01/2016	04/03/2017	04/02/2018
ii. Number of options granted	163,505	223,431	171,448
iii. Number of outstanding options at the beginning of the period	137,882	187,942	151,547
iv. Deadline for options to become exercisable	137,882 on Apr/1/2019	187,942 on Apr/3/2020	151,547 on Apr/2/2021
v. Maximum term for exercise of options	137.882 on Apr/1/2021	187,942 on Apr/3/2022	151,547 on Apr/2/2023
vi. Restriction term on transfer of shares	Not applicable for SAR
vii. Weighted average exercise price of options
• outstanding at the beginning of the fiscal year	R$ 42.93	BRL 48.64	BRL 45.90
• losses during the fiscal year	There is no forecast
• Exercised during the fiscal year	There is no forecast
• expired during the fiscal year	There is no forecast
e) Fair value of options on grant date	BRL 13.78	BRL 12.14	BRL 18,07
f) Potential dilution in case of exercise of all options	Not applicable for SAR

SAR PLAN	Fiscal period ending on Dec/31/2018
a) Board	Statutory Board of Officers
b) Total number of members	7.50
c) Number of members paid	6.50
d) Regarding each granting of Share call options:
i. Granting date	04/01/2015	04/01/2016	04/03/2017	04/02/2018
ii. Number of options granted	176,159	163,505	223,431	171,448
iii. Number of outstanding options at the beginning of the period	176,159	163,505	223,431	171,448
iv. Deadline for options to become exercisable	176,159 on Apr/1/2018	163,505 on Apr/1/2019	223,431 on Apr/3/2020	171,448 on Apr/2/2021
v. Maximum term for exercise of options	176,159 on Apr/1/2020	163.505 on Apr/01/2021	223,431 on Apr/3/2022	171,448 on Apr/2/2023
vi. Restriction term on transfer of shares	Not applicable for SAR
vii. Weighted average exercise price of options
• outstanding at the beginning of the fiscal year	BRL 50.15	R$ 42.93	BRL 48.64	BRL 45.90
• losses during the fiscal year	None	BRL 48.57	BRL 49.10	BRL 48.65
• Exercised during the fiscal year	BRL 43.71	None	None	None
• expired during the fiscal year	None	None	None	None
e) Fair value of options on grant date	BRL 10.93	BRL 13.78	BRL 12.14	BRL 18,07
f) Potential dilution in case of exercise of all options	Not applicable for SAR

SAR PLAN	Fiscal period ending on Dec/31/2017
a) Board	Statutory Board of Officers
b) Total number of members	6.83
c) Number of members paid	4.92
d) Regarding each granting of Share call options:
i. Granting date	04/01/2014	04/01/2015	04/01/2016	04/03/2017
ii. Number of options granted	356,284	247,984	185,544	223,431
iii. Number of outstanding options at the beginning of the period	309,637	213,034	185,544	—
iv. Deadline for options to become exercisable	3 years after the date of grant
v. Maximum term for exercise of options	5 months after the end of grace period
vi. Restriction term on transfer of shares	Not applicable for SAR
vii. Weighted average exercise price of option
• outstanding at the beginning of the fiscal year	1.79	2.34	3.19	2.66
• losses during the fiscal year	None	2.34	3.19	None
• Exercised during the fiscal year	1.79	2.34	None	None
• expired during the fiscal year	None
e) Fair value of options on grant date	8.16	10.93	13.78	10.42
f) Potential dilution in case of exercise of all options	Not applicable for SAR

SAR PLAN	Fiscal period ending on Dec/31/2016
a) Board	Statutory Board of Officers
b) Total number of members	5.50
c) Number of members paid	4.50
d) Regarding each granting of Share call options:
i. Granting date	04/01/2014	04/01/2015	04/01/2016
ii. Number of options granted	356,284	247,984	159,996
iii. Number of outstanding options at the beginning of the period	356,284	247,984	—
iv. Deadline for options to become exercisable	3 years after the date of grant
v. Maximum term for exercise of options	6 months after the end of grace period
vi. Restriction term on transfer of shares	Not applicable for SAR
vii. Weighted average exercise price of option
• outstanding at the beginning of the fiscal year	1.79	2.34	3.19
• losses during the fiscal year	1.79	2.34	None
• Exercised during the fiscal year	None
• expired during the fiscal year	None
e) Fair value of options on grant date	8.16	10.93	13.78
f) Potential dilution in case of exercise of all options	Not applicable for SAR

RESTRICTED SHARE PLAN WITH PERFORMANCE	Forecast for Dec/31/2019
a) Board	Statutory Board of Officers
b) Total number of members	7.50
c) Number of members paid	01
d) In relation to each grant:
i. Granting date	01/02/2018
ii. Number of options granted	130,435
iii. Number of outstanding options at the beginning of the period	0
iv. Deadline for options to become exercisable	Jan/2/2019 - 130,435
v. Maximum term for exercise of options	Not applicable
vi. Restriction term on transfer of shares	36 months
vii. Weighted average value of shares:
• outstanding at the beginning of the fiscal year	BRL 39.10
• losses during the fiscal year	None
• Exercised during the fiscal year	BRL 39.10
• expired during the fiscal year	None
e) Fair value of share options on grant date	BRL 19.35
f) Potential dilution in case of exercise of all options	0.00%

RESTRICTED SHARE PLAN WITH PERFORMANCE	Fiscal period ending on Dec/31/2018
a) Board	Statutory Board of Officers
b) Total number of members	7.50
c) Number of members paid	1.00
d) In relation to each grant:
i. Granting date	01/02/2018
ii. Number of options granted	130,435
iii. Number of outstanding options at the beginning of the period	130,435
iv. Deadline for options to become exercisable	Jan/2/2019 - 130,435
v. Maximum term for exercise of options	Not applicable
vi. Restriction term on transfer of shares	36 months
vii. Weighted average value of shares:
• outstanding at the beginning of the fiscal year	BRL 19.35
• losses during the fiscal year	None
• Exercised during the fiscal year	None
• expired during the fiscal year	None
e) Fair value of share options on grant date	BRL 19.35
f) Potential dilution in case of exercise of all options	0.01%

13.6. Outstanding options of the Board of Directors and Statutory Board of Officers at the end of the last fiscal year:

The information in the Phantom Plans, Special Phantom Shares, Share Options, Share Appreciation Rights Plan, and Performance Restricted Share Plan are presented in the following tables.

There is no share-based compensation available to the Board of Directors or Audit Committee. Only the Statutory Board of Officers is contemplated by these plans.

PHANTOM SHARE PLAN	Fiscal period ending on Dec/31/2018
a) Board	Statutory Board of Officers
b) Total number of members	7.50
c) Number of members paid	6.50
d) In relation to phantom shares not exercisable yet
i. Amount	1,230,567
ii. Date on which they will become exercisable	Date	Quantity
	03/01/2019	74,628
	Mar/01/2020	18,303
	Apr/03/2020	304,512
	Oct/02/2020	42,008
	Mar/01/2021	49,038
	Apr/03/2021	304,512
	Oct/02/2021	42,008
	Mar/01/2022	49,038
	Apr/03/2022	304,512
	Oct/02/2022	42,008
iii. Maximum time limit for exercise	The shares must be redeemed at the end of the grace period, so the term for exercise is the same term to be exercisable (previous item)
iv. Restriction term on transfer of shares	Not applicable for phantom shares
v. Weighted Average Price of the Fiscal Year	Not applicable for phantom shares
vi. Fair value of the phantom shares on the last day of the fiscal year	BRL 52,234,023.27
e) In relation to the exercisable phantom shares
i. Amount	There are no exercisable Phantom Shares
ii. Deadline for the exercise of phantom shares
iii. Restriction term on transfer of shares
iv. Weighted Average Price of the Fiscal Year
v. Fair value of the phantom shares on the last day of the fiscal year
vi. Fair value of the phantom shares on the last day of the fiscal year	BRL 52,234,023.27

SPECIAL PHANTOM SHARE PLAN	Fiscal period ending on Dec/31/2018
There are no outstanding Special Phantom Shares on the last day of the fiscal period ended Dec/31/2018.

OPTION PLAN	Fiscal period ending on Dec/31/2018
There are no outstanding options on the last day of the fiscal year ending Dec/31/2018.

SAR PLAN	Fiscal period ending on Dec/31/2018
a) Board	Statutory Board of Officers
b) Total number of members	7.50
c) Number of members paid	6.50
d) In relation to options not exercisable yet
i. Amount	477,371
ii. Date on which they will become exercisable	Date	Quantity
	04/01/2019	137,882
	Apr/03/2020	187,942
	Apr/02/2021	151,547

iii. Maximum time limit for exercise	Date	Quantity
	Apr/1/2021	137,882
	Apr/03/2022	187,942
	Apr/02/2023	151,547
iv. Restriction term on transfer of shares	Not applicable for SAR
v. Weighted Average Price of the Fiscal Year	BRL 3.33
vi. Fair value of the options at the last day of the fiscal year.	BRL 22,026,928.02
e) In relation to exercisable options
i. Amount	No exercisable SAR
ii. Deadline for the exercise of phantom shares
iii. Restriction term on transfer of shares
iv. Weighted Average Price of the Fiscal Year
v. Fair value of the options at the last day of the fiscal year
vi. Fair value of the total of options at the last day of the fiscal year	BRL 22,026,928.02

RESTRICTED SHARE PLAN WITH PERFORMANCE	Fiscal period ending on Dec/31/2018
a) Board	Statutory Board of Officers
b) Total number of members	7.50
c) Number of members paid	1.00
d) In relation to phantom shares not exercisable yet
i. Amount	130,435
ii. Date on which they will become exercisable	Date	Quantity
	01/02/2019	130,435
iii. Maximum time limit for exercise	Not applicable for Restricted Shares
iv. Restriction term on transfer of shares	36 months
v. Weighted Average Price of the Fiscal Year	Not applicable for Restricted Shares
vi. Fair value of the phantom shares on the last day of the fiscal year	BRL 5,100,000.00
e) In relation to the exercisable phantom shares
i. Amount	There are no exercisable Restricted Shares
ii. Deadline for the exercise of phantom shares
iii. Restriction term on transfer of shares
iv. Weighted Average Price of the Fiscal Year
v. Fair value of the phantom shares on the last day of the fiscal year
vi. Fair value of the phantom shares on the last day of the fiscal year	BRL 5,100,000.00

13.7. Options exercised and shares delivered related to share-based compensation of the Board of Directors and Statutory Board of Officers at the end of the last fiscal year:

The information in the Phantom Plans, Special Phantom Shares, Share Options, Share Appreciation Rights Plan, and Performance Restricted Share Plan are presented in the following tables.

There is no share-based compensation available to the Board of Directors or Audit Committee. Only the Statutory Board of Officers is contemplated by these plans.

Regarding the Share Appreciation Rights Plan, there has not been an exercise yet since all lots are under the grace period.

Phantom Share Plan:

PHANTOM SHARE PLAN	Fiscal period ending on Dec 31, 2018
a) Board	Statutory Officers
b) Total number of members	7.50
c) Number of members paid	6.50
d) In relation to the phantom shares exercised
i. Amount	63,969
ii. Average exercise price (phantom share value)	R$19.88
iii. Total Value of the Difference between the Exercise Value and the Market Value of Stocks Relating to Options Exercised	Not applicable for phantom shares
e) In relation to the shares delivered
i. Number of shares	Not applicable for phantom shares
ii. Average purchase price
iii. Total value of the difference between the purchase value and the market value of the shares

PHANTOM SHARE PLAN	Fiscal period ending on Dec 31, 2017
a) Board	Statutory Officers
b) Total number of members	6.83
c) Number of members paid	5.33
d) In relation to the phantom shares exercised
i. Amount	24,559
ii. Average exercise price (phantom share value)	R$13.21
iii. Total Value of the Difference between the Exercise Value and the Market Value of Shares Relating to Options Exercised	Not applicable for phantom shares
e) In relation to the shares delivered
i. Number of shares	Not applicable for phantom shares
ii. Average purchase price
iii. Total value of the difference between the purchase value and the market value of the shares

PHANTOM SHARE PLAN	Fiscal period ending on Dec 31, 2016
a) Board	Statutory Officers
b) Total number of members	5.50
c) Number of members paid	4.50
d) In relation to the phantom shares exercised
i. Amount	361,416
ii. Average exercise price (phantom share value)	R$19,72
iii. Total Value of the Difference between the Exercise Value and the Market Value of Shares Relating to Options Exercised	Not applicable for phantom shares
e) In relation to the shares delivered
i. Number of shares	Not applicable for phantom shares
ii. Average purchase price
iii. Total value of the difference between the purchase value and the market value of the shares

Special Phantom Share Plan: There were no Special Phantom Shares in 2017 and 2018 (so only the 2016 scenario is presented).

SPECIAL PHANTOM SHARE PLAN	Fiscal period ending on Dec 31, 2016
a) Board	Statutory Officers
b) Total number of members	5.50
c) Number of members paid	2.00
d) In relation to the phantom shares exercised
i. Amount	140,000
ii. Average exercise price (phantom share value)	R$15.53
iii. Total Value of the Difference between the Exercise Value and the Market Value of Stocks Relating to Options Exercised	Not applicable for phantom shares
e) In relation to the shares delivered
i. Number of shares	Not applicable for phantom shares
ii. Average purchase price
iii. Total value of the difference between the purchase value and the market value of the shares

SAR Plan:

SAR PLAN	Fiscal period ending on Dec 31, 2018
a) Board	Statutory Officers
b) Total number of members	7.50
c) Number of members paid	6.50
d) In relation to the options exercised
i. Amount	176,159
ii. Weighted Average Price of the Fiscal Year	R$2,34
iii. Total Value of the Difference between the Exercise Value and the Market Value of Stocks Relating to Options Exercised	R$7,699,442.24
e) Regarding the options delivered
i. Number of options	Does not apply to SAR that is settled in cash
ii. Average purchase price
iii. Total value of the difference between the purchase value and the market value of the shares

SAR PLAN	Fiscal period ending on Dec 31, 2017
a) Board	Statutory Officers
b) Total number of members	6.83
c) Number of members paid	4.92
d) In relation to the options exercised
i. Amount	348,113
ii. Weighted Average Price of the Fiscal Year	R$1,87
iii. Total Value of the Difference between the Exercise Value and the Market Value of Shares Relating to Options Exercised	R$4,783,584.57
e) Regarding the options delivered
i. Number of options	Does not apply to SAR that is settled in cash
ii. Average purchase price
iii. Total value of the difference between the purchase value and the market value of the shares

Options Plan:

OPTION PLAN	Fiscal period ending on Dec 31, 2018
a) Board	Statutory Officers
b) Total number of members	7.50
c) Number of members paid	1.00
d) In relation to the shares exercised
i. Amount	1,800,000
ii. Weighted Average Price of the Fiscal Year	R$4.73
iii. Total Value of the Difference between the Exercise Value and the Market Value of Shares Relating to Options Exercised	R$27,252,000.00
e) In relation to the shares delivered
i. Number of shares	No shares were granted, other than those due to the exercise of the 1,800,000 options mentioned above
ii. Average purchase price
iii. Total value of the difference between the purchase value and the market value of the shares

OPTION PLAN	Fiscal period ending on Dec 31, 2017
a) Board	Statutory Officers
b) Total number of members	6.83
c) Number of members paid	1.00
d) In relation to the shares exercised
i. Amount	1,800,000
ii. Weighted Average Price of the Fiscal Year	R$4.73
iii. Total Value of the Difference between the Exercise Value and the Market Value of Stocks Relating to Options Exercised	R$14,598,000.00
e) In relation to the shares delivered
i. Number of shares	No shares were granted, other than those due to the exercise of the 1,800,000 options mentioned above
ii. Average purchase price
iii. Total value of the difference between the purchase value and the market value of the shares

OPTION PLAN	Fiscal period ending on Dec 31, 2016
a) Board	Statutory Officers
b) Total number of members	5.50
c) Number of members paid	1.00
d) In relation to the shares exercised
i. Amount	1,800,000
ii. Weighted Average Price of the Fiscal Year	R$4.73
iii. Total Value of the Difference between the Exercise Value and the Market Value of Shares Relating to Options Exercised	R$21,960,000.00
e) In relation to the shares delivered
i. Number of shares	No shares were granted, other than those due to the exercise of the 1,800,000 options mentioned above
ii. Average purchase price
iii. Total value of the difference between the purchase value and the market value of the shares

Restricted Share Plan with Performance:

RESTRICTED SHARE PLAN WITH PERFORMANCE:	Fiscal period ending on Dec 31, 2018
a) Board	Statutory Officers
b) Total number of members	7.50
c) Number of members paid	1.00
d) In relation to the options exercised
i. Amount	Not applicable for Restricted Shares
ii. Weighted Average Price of the Fiscal Year
iii. Total Value of the Difference between the Exercise Value and the Market Value of Shares Relating to Options Exercised
e) Regarding the options delivered
i. Number of shares	130,435
ii. Average purchase price	R$0.00
iii. Total value of the difference between the purchase value and the market value of the shares	R$5,100,000.00

13.8. Information needed to understand the data disclosed in items 13.5 to 13.7:

The information disclosed in items 13.5 to 13.7 refers to the share-based compensation of the Company’s administrative agencies (Statutory Officers).

The notes to the quarterly results and the annual results of the Company present information referring to all employees covered by share-based compensation plans.

For all Plans, the Company’s common shares (SUZB3) were considered as an asset.

•                  Phantom Share Plan and Special Phantom Shares

The value of the Phantom Shares is given by the average of the Company’s last 90 trading days, weighted by the volume, of the shares of the Company’s shares multiplied by the TSR of the period. At the close of 2018 the fair value of the Phantom Share was BRL 42.46 for the plans in force.

•                  Share Call Option Plan

Program 3

In order to measure the fair value of share options, the Company used the Binomial model.

As defined in the current accounting standard, in the case of plans settled in securities (shares), the fair value must be calculated on the date of grant. For this, the following assumptions were considered:

Premise	Considered Value
Price of underlying assets(1)	R$7.73
Volatility Expectation (2)	40.47% p.a.
Options average life expectancy (3)	Same as the expiration period of each lot
Expectation of dividend distribution (4)	3.4919% p.a.
Risk-free weighted average interest rate (5)	8.99% p.a.

(1) The price of the underlying assets was defined considering the arithmetic average of the closing price of the last 90 trading sessions of the Company.

(2) Volatility expectation was calculated for each exercise date, taking into account the remaining time to complete the purchase period, as well as the historical volatility of returns, considering the standard deviation of 90 observations of returns.

(3) The average life expectancy of share options was defined by the expiration date of each lot.

(4) The expectation of dividends was defined based on the historical earnings per share of the Company.

(5) The risk-free weighted average interest rate used was the pre-interest rate curve in Brazilian reais (DI expectation) observed in the open market, which is the best basis for comparison with the risk-free interest rate of the Brazilian market. The rate used for each exercise date changes according to the vesting period.

In this program, no premises have been incorporated to reflect the expected effects of early exercise of the options.

•                  SAR Plan (Share Appreciation Rights)

For the measurement of the fair value of the assets granted in the SAR plan, the Company used the mathematical model of approach for options following the Monte Carlo Simulation method. This was done because of the nature of the SAR that resembles an option, but with cash settlement. The choice of this specific method was due to the need to simulate not only the dynamics of the value of the Company’s Shares in the Future, but also of its competitors, since both impact the beneficiary’s gain by comparing the TSR.

In the modeling, no exercise conditions were considered in the SAR calculation.

Other premises considered (base date of Dec/31/2018 - date of recalculation of SAR value for closing purposes):

Premise	Value Validated
Price of underlying assets(1)	R$42.46
Volatility Expectation (2)	44.36% p.a.
Options average life expectancy (3)	Same as contract life
Expectation of dividend distribution (4)	1.00% p.a.
Risk-free weighted average interest rate (5)	8.72% p.a.

(1) The price of the underlying assets was defined considering the arithmetic mean of the closing price of the last 90 trading sessions of the Company’s shares on the date of calculation of the SAR.

(2) the expected volatility was calculated for each date of exercise, taking into account the time remaining to complete the period of acquisition, as well as the historical volatility of returns, whereas 745 trading sessions prior to the date of calculation the SAR using the GARCH volatility calculation model. Here we present the average of these volatilities.

(3) The average life expectancy of share options was defined by the remaining term up to the exercise date.

(4) The expectation of dividends was defined based on the historical earnings per share of the Company. Here we present the average of the dividend expectation used in the calculation.

(5) The risk-free weighted average interest rate used was the pre-interest rate curve in Brazilian reais (DI expectation) observed in the open market, which is the best basis for comparison with the risk-free interest rate of the Brazilian market. The rate used for each exercise date changes according to the vesting period. The value presented represents the average between each of the grants.

•                  Restricted Share Plan with Performance

The value of the Restricted Shares granted is given by the value of the share on the grant date thereof.

13.9. Investments in shares, quotas and other convertible securities held by directors and audit committee members - per agency:

	Board of Directors			Executive Officers	Audit Board
	Common Shares	Preffered Shares “A”	Preferred Shares “B”	Common Shares	Common Shares
Number of shares held directly by the Company (1)	147,242,219	—	—	5,144,615	10.203
Number of shares held directly from the issuance of direct or indirect controllers of the Company (1)	40,799,817	36,517,891	15,937,989	—	—
Quantity of other securities convertible into shares issued by the Company	—	—	—	—	—

Note: None of the Company’s managers directly holds shares or quotas in subsidiaries or companies under common control of the Company. Their participation in these companies is only indirect, through the shares held by them in the Company, which in turn holds an interest in these companies.

(1) Shareholding position on February 28, 2019, according to CVM Form 358, considering only publicly-held companies, as provided for in CVM Instruction 358.

13.10 Information on social security plans granted for members of the board of directors and statutory officers:

a. Agency	Board of Directors	Executive Board Executive	Board Tax	Total
b. Number of members	8.42	7.50	3.00	18.92
c. Number of members paid	0	7.50	0	7.50
d. Name of the plan	N/A	Suzano Prev	N/A	N/A
e. Number of managers who are eligible to retire	N/A	2	N/A	N/A
f. Conditions for early retirement	N/A	Have at least 55 years, at least 3 years of permanence in Suzano Prev and terminate the employment contract with the Company.	N/A	N/A
g. The restated amount of the contributions accumulated in the social security plan up to the end of the last fiscal year, discounting the portion related to contributions made directly by the managers (in BRL)	N/A	3,282,758.57	N/A	3,282,758.57
h. Total accumulated amount of contributions made during the last fiscal year, discounted the portion relating to contributions made directly by the managers (in BRL)	N/A	415,844.56	N/A	415,844.56
i. If there is the possibility of early redemption and what conditions	N/A	The redemption may occur in whole or in part at any time, respecting the minimum grace period between redemptions of 60 days, as established in current legislation.	N/A	N/A

13.11. Maximum, minimum and medium individual compensation of Board of Directors, Statutory Officers and Audit Board:

Related to the year 2018	Number of Members	Number of Paid Members	Higher Value (R$)	Lowest Value (R$)	Average value (R$)
Board of Directors	8.42	8.42	7,232,604.12	270,548.98	1,964,714.32
Statutory Officers	7.50	7.50	28,220,874.81	4,487,541.39	12,938,667.35
Audit Board	3.00	3.00	243,195.64	243,195.64	243,195.64

Note 2018:

The average annual compensation of each body corresponds to the division of the total annual compensation (fixed, variable and indirect benefits, except charges) of each agency (letter “e” item 13.2) by the number of paid members informed to the respective agency (letter “c” of item 13.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits, except charges) of each agency was calculated with the exclusion of all members of the respective agency who have held the position for less than 12 months.

The value of the highest individual annual compensation (fixed, variable, indirect benefits and charges) of each agency was calculated without any exclusion, considering all the compensations and its respective member must have exercised his/her functions in the entity for 12 months.

Total Amount of Charges: Board of Directors R$ 1,921,371.40; Statutory Officers R$ 2,972,111.44 and Audit Board R$ 48,768.19.

Related to the year 2017	Number of Members	Number of Paid Members	Higher Value (R$)	Lowest Value (R$)	Average value (R$)
Board of Directors	9.00	9.00	7,029,876.49	241,456.28	1,444,120.01
Statutory Officers	6.83	6.83	11,259,426.87	3,516,033.49	5,287,347.64
Audit Board	3.00	3.00	114,117.80	114,117.80	114,117.80

Note 2017:

The average annual compensation of each body corresponds to the division of the total annual compensation (fixed, variable, indirect benefits and charges) of each agency (letter “e” item 13.2) by the number of paid members informed to the respective agency (letter “c” of item 13.2).

The amount of the lowest individual annual compensation (fixed, variable and indirect benefits, except charges) of each agency was calculated with the exclusion of all members of the respective agency who have held the position for less than 12 months.

The value of the highest individual annual compensation (fixed, variable and indirect benefits, except charges) of each agency was calculated without any exclusion, considering all the compensations and its respective member must have exercised his/her functions in the entity for 12 months.

Total Value of Charges: There was no contribution due to payroll exemption.

Related to the year 2016	Number of Members	Number of Paid Members	Higher Value (R$)	Lowest Value (R$)	Average value (R$)
Board of Directors	8.50	8.50	6,121,572.16	178,812.05	1,302,147.23
Statutory Officers	5.50	5.50	16,002,746.10	1,788,197.41	5,005,348.19
Audit Board	3.00	3.00	114,223.56	114,223.56	114,223.56

Note 2016:

The average annual compensation of each body corresponds to the division of the total annual compensation (fixed, variable and indirect benefits, except charges) of each agency (letter “e” item 13.2) by the number of paid members informed to the respective agency (letter “c” of item 13.2).

The amount of the lowest individual annual compensation (fixed, variable, indirect benefits and charges) of each agency was calculated with the exclusion of all members of the respective agency who have held the position for less than 12 months.

The value of the highest individual annual compensation (fixed, variable and indirect benefits, except charges) of each agency was calculated without any exclusion, considering all the compensations and its respective member must have exercised his/her functions in the entity for 12 months.

Total Value of Charges: There was no contribution due to payroll exemption.

13.12. Compensation or indemnity mechanisms for the management in case of removal from office or retirement:

There are no contractual arrangements, insurance policies or other instruments that structure mechanisms of compensation or indemnity for the managers in the event of dismissal or retirement.

13.13. Percentage of the total remuneration of each agency recognized in the issuer’s results referring to members of the board of directors, statutory board or audit committee that are parties related to the direct or indirect controlling companies, as defined by the accounting rules that deal with this subject, in relation to the last fiscal year:

Agency	Fiscal year ended on Dec/31/2018	Fiscal year ended on Dec/31/2017	Fiscal year ended on Dec/31/2016
Statutory Officers	—	—	—
Board of Directors	55.98%	65.93%	66.06%
Audit Board	—	—	—
TOTAL	55.98%	65.93%	66.06%

13.14. Compensation of management and members of the Audit Board, grouped by agency, received for any reason other than the position they hold:

Agency	Fiscal year ended on Dec 31,2018	Fiscal year ended on Dec 31, 2017	Fiscal year ended on Dec 31, 2016
Statutory Board	—	—	—
Board of Directors	—	—	—
Audit Board	—	—	—
TOTAL	—	—	—

13.15. Remuneration of members of the board of directors, statutory officers or audit board recognized in the results of direct or indirect controllers of companies under common control and subsidiaries of the issuer:

Fiscal year ended on December 31, 2018

•                  Compensation received according to the position in the issuer:

There was no compensation perceived by the Company’s Managers coming from companies under common control and from the issuer’s subsidiaries.

•                  Compensation received as a result of participation in Board of Directors/Board of Executive Officers of the respective companies:

	Board of Directors (1)		Statutory Officers		Finance Committee	Total
Direct and indirect subsidiaries	R$	3,308,759.00	—		—	R$	3,308,759.00
Issuer Subsidiaries	—		—		—	—
Companies under common control	R$	72,000.00	R$	264.000,00	—	R$	336,000.00

Fiscal year ended on December 31, 2017

•                  Compensation received according to the position in the issuer:

There was no compensation perceived by the Company’s Management coming from companies under common control and from the issuer’s subsidiaries.

•                  Compensation received as a result of participation in Board of Directors/Board of Executive Officers of the respective companies:

	Board of Directors (1)		Statutory Officers		Finance Committee	Total
Direct and indirect subsidiaries	R$	5,299,430.35	—		—	R$	5,299,430.35
Issuer Subsidiaries	—		—		—	—
Companies under common control	R$	72,000.00	R$	264.000,00	—	R$	336,000.00

Fiscal year ended on December 31, 2016

•                  Compensation received according to the position in the issuer:

There was no compensation perceived by the Company’s Management coming from companies under common control and from the issuer’s subsidiaries.

•                  Compensation received as a result of participation in Board of Directors/Board of Executive Officers of the respective companies:

	Board of Directors (1)		Statutory Officers	Audit Committee	Total
Direct and indirect subsidiaries	R$	5,101,901.68	—	—	R$	5,101,901.68
Issuer Subsidiaries	—		—	—	—
Companies under common control	R$	72,000.00	—	—	R$	72,000.00

(1) Compensation received in the fixed and variable modalities for participation in Boards of Directors and for being part of the Board of Executive Officers of the issuer. Suzano Holding and IPLF Holding were the companies responsible for the compensation shown.

13.16. Provide other information that the issuer may deem relevant:

All relevant information regarding the remuneration of the Company’s Management was disclosed in the items above.

The information described in this item corresponds to the period of the fiscal year, that is, from January to December of such years. The total amount of the compensation approved at each of the Company’s Annual Shareholders’ Meetings considered the period from April to March of the following year. Thus, considering that there are different periods, there are differences in the amounts indicated in the Reference Form and the amounts approved in the respective Annual Shareholders’ Meetings.